As Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-170046

Prospectus Supplement to Prospectus dated November 5, 2010.

12,000,000 Shares

Republic Airways Holdings Inc.

Common Stock

Republic Airways Holdings is offering 12,000,000 shares to be sold in the offering.

The common stock is quoted on the Nasdaq Global Select Market under the symbol “RJET”. The last reported sale price of the common stock on November 11, 2010 was $7.80 per share.

See “Risk Factors” on page S-6 of this prospectus supplement and beginning on page 3 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$7.80	$93,600,000
Underwriting discount	$0.3705	$4,446,000
Proceeds, before expenses, to Republic Airways Holdings	$7.4295	$89,154,000

To the extent that the underwriters sell more than 12,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,800,000 shares from Republic Airways Holdings at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on November 17, 2010.

Goldman, Sachs & Co.	Deutsche Bank Securities

Prospectus Supplement dated November 11, 2010.

Prospectus Supplement

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents referred to under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy shares of our common stock in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than their respective dates.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some basic information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference, especially the risks relating to our business and operations and the risks of investing in our common stock discussed under “Risk Factors” and the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2009 and in our subsequent quarterly reports on Form 10-Q. Unless we or the context otherwise indicates, in this prospectus supplement references to “we”, “us”, “RJET”, “Republic Airways”, “our company” and “our” refer to Republic Airways Holdings Inc. and its subsidiaries.

Unless otherwise stated in this prospectus supplement, we have assumed throughout this prospectus supplement that the underwriters’ option to purchase additional shares is not exercised.

The Company

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc., (“Chautauqua Airlines”), Shuttle America Corporation (“Shuttle America”), Republic Airline Inc. (“Republic Airline”), Frontier Airlines, Inc. (“Frontier”), and Lynx Airlines, Inc. (“Lynx”).

As of September 30, 2010, our subsidiaries offered scheduled passenger service on approximately 1,600 flights daily to 126 cities in 45 states, Canada, Mexico, and Costa Rica under branded operations as Frontier, and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. (“American”), Continental Airlines, Inc. (“Continental”), Delta Air Lines, Inc. (“Delta”), United Air Lines, Inc. (“United”), and US Airways, Inc. (“US Airways”) (collectively referred to as our “Partners”). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

As of September 30, 2010, our operating fleet consisted of the following:

Operating Aircraft	Branded	Fixed-Fee	Totals
37 – 50 seats	13	64	77
70 – 99 seats	36	113	149
120+ seats	51	—	51
Totals	100	177	277

We have long-term, fixed-fee regional jet code-share agreements with each of our Partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners’ two-character flight designation codes to identify our flights and fares in our Partners’ computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

Our branded operations are comprised of the former operations of Midwest Air Group, Inc. (“Midwest”) and Frontier, both of which we acquired in 2009. As of October 2010, these operations now fly as a single consolidated branded network under the Frontier brand. Frontier has the largest market share in Milwaukee and the second largest market share in Denver. Our branded operation has a significant base of frequent flyer members and strong support in their local communities of Denver and Milwaukee.

Recent Developments

On November 5, 2010, we announced an agreement with Embraer pursuant to which we have agreed to purchase six E-190 aircraft and we received the right to purchase 18 additional E-190/E-195 aircraft, subject to certain conditions. The cash deposits and equity investments for the six firm E-190 aircraft aggregate $27 million. To the extent we acquire the additional 18 E-190/E-195 aircraft, we will spend an additional $84 million for cash deposits and equity investments. Embraer has provided backstop financing for a portion of the purchase price for the six firm E-190s in the event the Company does not take financing from another source. See the section entitled “Use of Proceeds.”

On November 3, 2010, we and our Chief Financial Officer, Robert Hal Cooper, entered into an agreement pursuant to which Mr. Cooper will serve as Chief Financial Officer through at least January 15, 2011 and then enter into a retirement program. We are interviewing both internal and external candidates for the chief financial officer position and expect to name a replacement before Mr. Cooper departs. We anticipate a smooth transition of responsibilities from Mr. Cooper to his successor.

Business Strategy

•	Continue to operate a high-quality fleet of aircraft across an efficient network — We intend to maintain a modern, high-quality fleet of aircraft that meets or exceeds stringent industry operating standards and complies with the terms of our fixed-fee regional jet code-share agreements. We also intend to continue to operate and optimize our existing network and hubs to make our network as efficient as possible for both our Partners and branded customers.
•	Continue to operate a diversified business model that generates compelling returns on invested capital for our shareholders — Our business model is unique among US airlines in that it combines the stable cash flow generation of our fixed-fee regional jet operations with the attractive growth prospects of our branded operations at Frontier. We believe that this diversity of service offerings provides us with a distinct advantage over our competitors and provides for a very stable base of cash flows as well as significant upside from our branded Frontier platform.
•	Pursue a fleet renewal strategy that further improves our cost structure — As previously disclosed, we have placed a firm order with Embraer for the delivery of six E-190 aircraft with the option to purchase another 18 E-190/E-195 aircraft at a later time. This decision supports our strategy to continue exiting the smaller regional jet aircraft market and focus on larger aircraft at both our regional jet and branded operations which will greatly enhance Republic’s unit cost structure.
•	Continue to take advantage of growth opportunities resulting from industry consolidation and continue to grow Frontier’s network — It is our belief that the recent merger activity in the domestic airline sector could lead to further opportunities for Republic to gain market share as the large network carriers consolidate their hubs and reduce thier presence in certain markets.
•	Pursue alliances to broaden our existing network and customer reach — We intend to pursue strategic and long-term alliances with other airlines in order to broaden our existing network, generate larger economies of scale and provide a greater number of attractive destinations to both existing and new customers. We believe that strategic alliances are a cost-effective method to grow our market share and expand our customer base.

Competitive Strengths

We believe that our competitive strengths include:

Low-cost, high quality operator in both the fixed-fee and branded businesses — We believe we are among the lowest cost providers of jet and narrowbody aircraft services in the United States. Our CASM ex-fuel was 7.5¢ for our fixed-fee business (which includes interest expense) and our operating CASM ex-fuel was 7.0¢ for the branded business. There are five key elements contributing to our low per-unit costs:

•	Operate Limited Types of Aircraft: Each of our operating subsidiaries operates a common type rated aircraft. The operation of limited types of aircraft allows each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements and aircraft scheduling.
•	High Aircraft Utilization: For the nine months ended September 30, 2010, each of our aircraft in fixed-fee jet service operated an average of 9.9 hours per day, which we believe is among the highest in the regional industry. Our agreements with our Partners provide them incentives to increase the utilization of our aircraft. Additionally, we averaged 11.0 hours per day for our aircraft in the branded business. Because of our higher utilization rates, we are able to spread our fixed costs over a greater number of flights and available seat miles (“ASMs”) as compared to our competitors.
•	Low Overhead: We are able to leverage the cost of our maintenance and administrative overhead across both our fixed-fee and branded businesses. Additionally, by operating our equipment across geographically concentrated regions, we are able to leverage our direct maintenance and flight crew labor cost by cross-utilizing our employees.
•	High Labor Productivity: We believe in offering our employees competitive wages in exchange for high productivity rates. Our high level of employee productivity is facilitated by greater fleet commonality and the minimization of unproductive labor work rules. Moreover, our flight crews have greater flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flight crews.
•	Relatively Younger and Larger Fleet: Compared to key regional airline competitors, our fleet in the fixed-fee segment is both younger (average aircraft age is 5.7 years) and on average provides greater capacity per aircraft (average of 67 seats per plane), which we believe makes our fleet amongst the most attractive in the regional airline industry. Likewise, our branded business fleet averages 4.8 years and 108 seats per aircraft. We currently anticipate the branded business fleet will have 119 seats per aircraft by June 2013. This enables us to achieve a better unit cost position by allocating the lower operating costs of a younger fleet across a larger number of seats. We also operate the Embraer E-jet family of large regional jets, which we believe to be the preferred aircraft of our partners.

We generate stable and predictable cash flows from our long-term, fixed-fee contract flying with growth opportunities through our branded operation — We have long-term, fixed-fee regional jet code-share agreements with each of our partners. These fixed-fee agreements provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs over time. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees in our fixed-fee business, as we are reimbursed for those costs by our partners. As a result, these fixed-fee code-share agreements provide a stable, predictable source of cash flow that protects us from much of the volatility typically associated with the airline industry.

Limited customer concentration and a diversified revenue stream as our fixed-fee business contracts with multiple partner airlines — Through our long-term, regional jet code-share agreements with US Airways, Delta, United, Continental, and American, we have created a network of strong partnerships with multiple legacy US airlines. We believe that we have been successful in attracting and maintaining multiple partners because of our strong track record as a low cost, efficient and reliable provider of high quality regional airline services. Having multiple partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate, as we are not limited by the rate at which any one partner can, or wishes to, grow over time.

Branded operations present an attractive growth platform — Our attractively priced acquisitions of two well established branded airlines, Midwest and Frontier, in H2/2009 expanded the geographic footprint of Republic and facilitated our entrance into the higher-growth branded business. After combining these two carriers into a single branded operator in October 2010, Frontier now has the largest market share in Milwaukee and the second largest market share in Denver. The integration of these two carriers into one brand enabled us to reach the scale and brand recognition necessary to compete effectively against other more established low-cost airlines.

The continued development of the Frontier network will improve our ability to develop collaborative alliances with other airlines, leverage our frequent flyer base in marketing efforts and position us to increase ancillary revenue opportunities. We also believe that recent industry consolidation could result in opportunities for Frontier to establish a strong competitive position in new cities that experience service reductions resulting from the revised network strategies of merged airlines.

Our ability to capture significant and permanent merger synergies through the integration of Midwest and Frontier — We believe the integration of Frontier and Midwest into Republic will continue to offer meaningful synergy opportunities and access to diversified, growing revenue sources, including:

•	New revenue management technologies and consolidated database could produce 1% – 2% revenue improvement
•	Re-fleeting will drive greater cost efficiencies and network flexibility for Frontier
•	Savings on distribution fees in the combined branded network and through transition from high- to lower-cost distribution channels
•	Savings from elimination of duplicative IT systems, back office staffing and redundant corporate and maintenance facilities
•	We will derive incremental revenue from our larger network and better manage fleet optimization across the larger network
•	Develop new alliance opportunities both domestically and internationally

Our senior management team is one of the most experienced in the passenger airline industry — We continue to capitalize on our management team’s reputation for high standards of operating performance, reliability and safety, and its ability to maintain strong relationships with our Partners, all of whom consider the reputation of an operator when entering into long-term, fixed-fee capacity purchase contracts. We believe that our management team’s operating track record makes us uniquely qualified to win future bids to provide equipment into the competitive regional marketplace. As evidence of the strength of our management team, Republic Airways was named Regional Airline of the Year by Air Transport World Magazine in 2008, the second time we received this award.

Corporate History

We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua. In November 1999, we formed Republic Airline, which received its certification in August 2005. In May 2005, we acquired Shuttle America. In July and October 2009, we acquired Midwest and Frontier, respectively. Our executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number at that location is (317) 484-6000. Our web site is http://www.rjet.com. Information contained in our web site does not constitute part of this prospectus supplement.

The Offering

Common stock offered by us
12,000,000 shares
Common stock to be outstanding after this offering if the underwriters do not exercise any of their option to purchase additional shares
46,373,023 shares
Common stock to be outstanding after this offering if the underwriters exercise their option to purchase additional shares in full
48,173,023 shares
Option to purchase additional shares
1,800,000 shares
Use of proceeds
We intend to use the net proceeds of this offering for general corporate purposes, including to finance a portion of our Embraer 190 aircraft, and to bolster our liquidity position. See the section entitled “Use of Proceeds.”
Nasdaq symbol
“RJET”

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of November 11, 2010 and excludes:

•	5,289,918 shares of common stock issuable upon the exercise of stock options outstanding as of November 11, 2010 at a weighted average exercise price of $12.70 per share;
•	360,007 shares of common stock available for future issuance under our equity compensation plans as of November 11, 2010; and
•	2,500,000 share of common stock issuable upon conversion of a $25 million note.

RISK FACTORS

In considering whether to purchase the common stock offered herein, you should carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as our Annual Report on Form 10-K for the year ended December 31, 2009, and other information which may be incorporated by reference in this prospectus supplement and the accompanying prospectus after the date hereof. In addition, you should carefully consider the risk factors described below, along with any risk factors that may be included in our future reports to the SEC.

Risks Related To Our Operations

    We are vulnerable to increases in aircraft fuel costs.

High oil prices may have a significant adverse impact on the future results of operations. We cannot predict the future cost and availability of fuel, or the impact of disruptions in oil supplies or refinery productivity based on natural disasters, which would affect our ability to compete. The unavailability of adequate fuel supplies could have an adverse effect on our Frontier operations. In addition, larger airlines may have a competitive advantage because they pay lower prices for fuel, and other airlines, such as Southwest Airlines, may have substantial fuel hedges that give them a competitive advantage. Because fuel costs are now a significant portion of our operating costs, substantial changes in fuel costs can materially affect our operating results. Fuel prices continue to be susceptible to, among other factors, speculative trading in the commodities market, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of economies in China and India, the levels of inventory carried by the oil companies, the amounts of reserves built by governments, refining capacity, and weather. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its high sensitivity to fuel prices. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

Since the acquisitions of Midwest and Frontier, fuel has become a major component of our operating expenses, accounting for 21.2% of our total operating expenses for the year ended December 31, 2009, on a pro forma basis, giving effect to the acquisitions on January 1, 2009. Our ability to pass on increased fuel costs has been and may continue to be limited by economic and competitive conditions.

    We depend heavily on the Milwaukee and Denver markets to be successful.

Our business strategy for Frontier is focused on adding flights to and from our Milwaukee and Denver bases of operations. Currently, 95% of our flights originate or depart from General Mitchell International Airport in Milwaukee, known as MKE, and Denver International Airport, known as DIA (this does not include seasonal non-hub flying to Mexico). A reduction in our share of either market, increased competition, or reduced passenger traffic to or from Milwaukee or Denver could have an adverse effect on our financial condition and results of operations. In addition, our dependence on a hub system operating out of DIA makes us more susceptible to adverse weather conditions and other traffic delays in the Rocky Mountain region than some of our competitors that may be better able to spread these traffic risks over larger route networks.

    We face intense competition by United Airlines, Southwest Airlines and other airlines at DIA and by AirTran Airways, Southwest Airlines, and Delta Air Lines at MKE.

The airline industry is highly competitive. We compete with United in our hub in Denver, and we anticipate that we will compete with United in any additional markets we elect to serve in the future. United and United’s regional airline affiliates are the dominant carriers out of DIA. In addition, Southwest Airlines started service to and from Denver in January 2006 and has grown significantly since then to become the third largest carrier at DIA. Southwest pricing has caused downward pressure on Frontier yields and any future Southwest exposure may place further downward pressure on our revenue. Fare wars, predatory pricing, “capacity dumping,” in which a competitor places additional aircraft on selected routes, and other competitive activities could adversely affect us. In Milwaukee, although Frontier is the largest carrier, we face competition from AirTran Airways, Southwest Airlines, and Delta Air Lines. In addition, AirTran Airways and Southwest Airlines have recently announced plans to merge, which may result in increased competition in DIA and MKE. The future activities of competing branded carriers in DIA, MKE and any other hub from which we operate may have a material adverse effect on our revenue and results of operations.

    Our fixed-fee business is dependent on our code-share relationships with our Partners.

We depend on relationships created by our regional jet fixed-fee code-share agreements with American, Continental, Delta, United and US Airways for all of our fixed-fee service revenues. Any material modification to, or termination of, our code-share agreements with any of these Partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our Partners, including our failure to meet specified performance levels. In addition, American may terminate its code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2011. If American terminates its code-share agreement for cause, it has the right to require us to assign to them our leases of all E140 aircraft then operating under the code-share agreement or to lease such aircraft to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all E140 aircraft then operating under the code-share agreement, or to lease such jets from us to the extent we own them. Delta may partially or completely terminate its code-share agreement with respect to the E145 aircraft, with or without cause, on 180 days written notice at any time after November 2009, and may partially or completely terminate its code-share agreement with respect to the E175 aircraft, with or without cause, on 180 days written notice at any time after July 2015. If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise this right, or if Delta terminates either agreement for cause, Delta may require us to sell or sublease to it or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. Further, our reimbursement rates under the Delta agreements are currently under review. If we wrongfully terminate our United code-share agreement, breach certain provisions thereof or fall below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the aircraft we operate for them. Continental may terminate its code-share agreement with cause or if we breach certain provisions thereof including a breach of our guaranty granted to it.

In addition, because all of our fixed-fee service revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, utilize those aircraft in our branded operations, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully utilize those aircraft in our branded operations.

    The ability to realize fully the anticipated benefits of our acquisition of Midwest and Frontier may depend on the successful integration of the businesses of Republic, Midwest, and Frontier.

Our acquisition of Midwest and Frontier involved the combination of three companies which operated as independent private and public companies prior to the acquisitions. We are working through the integration of our business practices and operations in order to achieve the benefits of the acquisitions, including expected synergies. If we are unable to integrate our business practices and operations in a manner that allows us to achieve the anticipated revenue and cost synergies, or if achievement of such synergies takes longer or costs more than expected, the anticipated benefits of the acquisitions may not be realized fully or may take longer to realize than expected. For example, we have been sued by Frontier’s mechanics, which is delaying our ability to consolidate certain business operations. In addition, it is possible that the integration process could result in the loss of key employees, diversion of management’s attention, the disruption or interruption of, or the loss of momentum in our ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the acquisitions, or could reduce our earnings or otherwise adversely affect our business and financial results.

    Our customers may react negatively to the consolidation of our branded service under the “Frontier” name.

As we move toward a unified branded operation, there may be customer dissatisfaction with the branding direction taken by us. Additionally, customers in certain markets may not respond positively or recognize the Frontier brand.

    We may be unable to profitably redeploy smaller aircraft removed from service.

Certain of our Partners have indicated a desire to schedule fewer 50 seat aircraft. To the extent that we agree to remove aircraft from service, we must either sell or sublease the aircraft to another party or redeploy it in order to cover our carrying expenses for that aircraft. Our inability to sell, sublease and/or redeploy aircraft that have been removed from fixed-fee service could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Further, as we review our branded fleet, we may determine to substitute larger aircraft for smaller aircraft. Our inability to profitably redeploy or dispose of the smaller aircraft could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential Partners.

Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, recently AirTran Airways and Southwest Airlines announced plans to merge, Continental and United completed a merger and in 2008, Delta and Northwest completed a merger. Other recent developments include the domestic code-share alliance between United and US Airways, and the merger of America West and US Airways. We, as well as our Partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Although none of our contracts with our Partners allow termination or are amendable in the event of consolidation, any additional consolidation or significant alliance activity within the airline industry could adversely affect our relationship with our Partners. In addition, we may face robust competition should any of our regional jet competitors merge.

    If the financial strength of any of our Partners decreases, our financial strength is at risk.

We are directly affected by the financial and operating strength of the Partners in our fixed-fee regional airline code-share business. In the event of a decrease in the financial or operational strength of any of our Partners, such partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements and, it is possible that any code-share agreement with a code-share partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. As of November 4, 2010, Standard & Poor’s and Moody’s, respectively, maintained ratings of B- and Caa1 for US Airways, B- and Caa1 for AMR Corp., the parent of American, B and B2 for Delta, B and B2 for United Continental Holdings, Inc., the parent of United, and B and B2 for Continental.

    Our Partners may expand their direct operation of aircraft thus limiting the expansion of our relationships with them.

We depend on major airlines such as our Partners to contract with us instead of purchasing and operating their own aircraft. However, some major airlines own their own regional airlines and operate their own aircraft instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many aircraft which they fly under their affiliated carriers, American Eagle, with respect to American, and Comair, with respect to Delta. In addition, US Airways is operating aircraft through its PSA subsidiary. We have no guarantee that in the future our Partners will choose to enter into contracts with us instead of purchasing their own aircraft or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways previously announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly E190 and higher capacity aircraft and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta, United, or Continental to phase out our contract based code-share relationships as they expire and instead acquire and operate their own aircraft or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    Any labor disruption or labor strikes by our employees or those of our Partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, dispatchers, and aircraft appearance agents as well as our mechanics at Frontier are represented by unions. Collectively, these employees represent approximately 42% of our workforce as of September 30, 2010. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with the remainder of our Partners, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our Partners.

In addition, a labor disruption other than a union authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our Partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

    Our Partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

In general, the pilots’ unions of certain major airlines have negotiated “scope clauses” in their collective bargaining agreements, known as CBAs, that restrict the number and/or size of aircraft that can be operated by the regional code-share partners of such major airlines.

The US Airways’ pilot CBA provides that the total number of aircraft in US Airways operations not flown by US Airways pilots (which includes flying by partners under code-share arrangements) may not exceed 465. Within the overall 465 aircraft limit, there is no quantity limitation on the number of small regional jets (defined as aircraft configured with 78 or fewer seats) that may be flown by regional code-share partners. Also within the 465 total aircraft limit, US Airways can outsource up to 93 aircraft with more than 78, but fewer than 91 seats, including E175 and C900 aircraft. US Airways does not restrict the aircraft that its partners may fly for other carriers.

The American Airlines’ pilot CBA prohibits regional code-share partners from operating aircraft with more than 50 seats, whether flown on behalf of American or for other carriers.

Delta’s pilot CBA prohibits its regional code-share partners from operating aircraft with more than 76 seats, whether flown on behalf of Delta or for other carriers. Further, code-share partners may operate no more than 255 aircraft configured with 51 to 76 seats (including 120 aircraft configured with 71 to 76 seats, subject to increase with increases in Delta’s fleet size).

United’s pilot CBA prohibits code-share partners from operating aircraft on behalf of United configured with more than 70 seats or weighing more than 80,000 pounds. However, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than United.

Continental’s pilot CBA prohibits code-share partners from operating aircraft on behalf of Continental configured with more than 51 seats. However, similar to United’s restriction, this limitation does not apply to aircraft flown by the code-share partner on behalf of carriers other than Continental.

    We have significant debt and off-balance sheet obligations and any inability to pay would adversely impact our operations.

The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the nine months ended September 30, 2010 and the years ended December 31, 2009 and 2008, our mandatory debt service payments totaled $161.9 million, $278.3 million and $274.6 million, respectively, and our mandatory lease payments totaled $157.4 million, $194.3 million and $137.6 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $1.5 billion at September 30, 2010 and December 31, 2009 and $1.0 billion at December 31, 2008, respectively.

As of September 30, 2010, we had firm orders to purchase eight A320 aircraft that have scheduled delivery dates beginning in July 2013 and continuing through November 2014. The current total list price of the eight aircraft is $349.0 million. We also have a commitment to acquire eight spare aircraft engines with a current list price of approximately $41.9 million.

The Company also entered into a purchase agreement with Bombardier during the nine months ended September 30, 2010, for the purchase of 40 CS300 aircraft and the option to purchase up to an additional 40 aircraft with delivery beginning in the second quarter of 2015. In connection with the purchase agreement, the Company also signed an exclusive 15-year maintenance contract with Pratt & Whitney for support of the aircraft engines and agreed to purchase six engines. The combination of these agreements increases our outstanding purchase commitments based on current list prices by approximately $2.84 billion in the periods beyond March 15, 2015.

The Company entered into an agreement for a firm order for six Embraer 190 jets and a conditional firm order for 18 Embraer 190 or 195 jets. The Company will take delivery of the six firm orders between August and December 2011.

We have a significant amount of variable interest rate debt. Approximately $448.0 million of our debt as of September 30, 2010 is subject to variable market interest rates. If rates increase significantly, our results and cash flows could be adversely impacted.

There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
•	adversely affecting our ability to respond to changing business or economic conditions.

    We may be unable to continue to comply with financial covenants in certain financing agreements, which, if not complied with, could materially and adversely affect our liquidity and financial condition.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain $120 million of unrestricted cash and maintain certain cash flow and working capital covenants. As of September 30, 2010, we were in compliance with all our covenants.

    We currently depend on Embraer and Airbus to support our fleet of jet aircraft.

We rely on Embraer as the manufacturer of substantially all of our regional jets and on Airbus as the manufacturer of our narrow-body jets. Our risks in relying primarily on a single manufacturer for each aircraft type include:

•	the failure or inability of Embraer or Airbus to provide sufficient parts or related support services on a timely basis;
•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
•	the issuance of FAA directives restricting or prohibiting the use of Embraer or Airbus aircraft or requiring time-consuming inspections and maintenance; and
•	the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

Our operations could be materially adversely affected by the failure or inability of Embraer, Airbus or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

    Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues, earnings and liquidity.

Our agreements with our Partners require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates may adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are at or below the minimum requirement (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

    Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, flight attendants, dispatchers, mechanics, material specialists and aircraft appearance agents. We cannot assure you that future agreements with our employees’ unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

    Our credit card processors have the ability to increase their holdbacks in certain circumstances. The initiation of such holdbacks likely would have a material adverse effect on our liquidity.

In our branded business, most of the tickets we sell are paid for by customers who use credit cards. Our credit card processing agreements generally provide for a 95% holdback of receivables. If circumstances were to occur that would allow our processor to increase their holdbacks, the negative impact on our liquidity likely would be material.

    Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a “key man” life insurance policy in the amount of $5 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

    We may experience difficulty finding, training and retaining employees.

The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Our regional jet pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. An inability to recruit, train and retain qualified employees may adversly impact our performance.

    Our acquisition of Midwest and Frontier affects the comparability of our historical financial results.

On July 31, 2009, the Company acquired Midwest and on October 1, 2009 the Company acquired Frontier upon its emergence from bankruptcy. While our financial results for the year ended December 31, 2009 include the results of Midwest for five months and Frontier for three months, the results for the year ended December 31, 2008 and all prior periods do not. None of our historical financial statements include Frontier’s results. This complicates your ability to compare our results of operations and financial condition for periods that include Midwest’s and Frontier’s results with periods that do not.

    We experience high costs at DIA, which may impact our results of operations.

Our largest hub of flight operations is DIA where we experience high costs. Financed through revenue bonds, DIA depends on landing fees, gate rentals, income from airlines and the traveling public, and other fees to generate income to service its debt and to support its operations. Our cost of operations at DIA will vary as traffic increases or diminishes at the airport or as significant improvement projects are undertaken by the airport. We believe that our operating costs at DIA exceed those that other airlines incur at most hub airports in other cities, which decreases our ability to compete with other airlines with lower costs at their hub airports.

    Our maintenance expenses may be higher than we anticipate and will increase as our fleet ages.

We bear the cost of all routine and major maintenance on our owned and leased aircraft. Maintenance expenses comprise a significant portion of our operating expenses. In addition, we are required periodically to take aircraft out of service for heavy maintenance checks, which can increase costs and reduce revenue. We also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which our aircraft lessors may only partially assume depending upon the magnitude of the expense. Although we believe that our owned and leased aircraft are currently in compliance with all FAA issued airworthiness directives, additional airworthiness directives likely will be required in the future, necessitating additional expense.

Because the average age of our Embraer aircraft is approximately 5 years old and that of our Airbus aircraft is approximately 6 years, our aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire.

    Our ability to utilize net operating loss carry-forwards may be limited.

At December 31, 2009, we had estimated federal net operating loss carry-forwards, which we refer to as NOLs, of $1.1 billion for federal income tax purposes that begin to expire in 2015. We have recorded a valuation allowance for $558 million of those NOLs. Section 382 of the Internal Revenue Code, which we refer to as Section 382, imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382. Any unused NOLs in excess of the annual limitation may be carried over to later years.

The imposition of a limitation on our ability to use our NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause such NOLs to expire unused, reducing or eliminating the benefit of such NOLs. Based on analysis that we performed, we believe we have not experienced a change in ownership as defined by Section 382, and, therefore, our NOLs are not currently under any Section 382 limitation, except for NOLs acquired from Frontier.

    The lack of marketing alliances could harm our business.

Many branded airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Frontier does not have an extensive network of marketing partners. The lack of marketing alliances puts us at a competitive disadvantage to global network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may adversely affect our passenger traffic and our results of operations.

    We rely heavily on automated systems and technology to operate our Frontier business and any failure of these systems could harm our business.

We are increasingly dependent on automated systems, information technology personnel and technology to operate our Frontier business, enhance customer service and achieve low operating costs, including our computerized airline reservation system, telecommunication systems, website, check-in kiosks and in-flight entertainment systems. Substantial or repeated system failures to any of the above systems could reduce the attractiveness of our services and could result in our customers purchasing tickets from another airline. Any disruptions in these systems or loss of key personnel could result in the loss of important data, increase our expenses and generally harm our business. In addition, we have experienced an increase in customers booking flights on our airline through third-party websites, which has increased our distribution costs. If any of these third-party websites experiences system failure or discontinues listing our flights on its systems, our bookings and revenue may be adversely impacted.

We implement improvements to our website and reservations system from time to time. Implementation of changes to these systems may cause operational and financial disruptions if we experience transition or system cutover issues, if the new systems do not perform as we expect them to, or if vendors do not deliver systems upgrades or other components on a timely basis. Any such disruptions may have the effect of discouraging some travelers from purchasing tickets from us and increasing our reservations staffing.

    We are at risk of losses stemming from an accident involving any of our aircraft.

While we have never had a crash causing death or serious injury over our 36 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or serious injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

    Customer loyalty may be affected due to diminishing product differentiation.

Frontier’s branded business strategy includes a premium travel experience at competitive fares. The Company seeks to differentiate itself through better customer service throughout the customer’s travel experience. Any loss of customers due to diminishing product differentiation could harm our business.

Risks Associated with the Airline Industry

    The airline industry is highly competitive.

Within the airline industry, we not only compete with major and other regional airlines, some of which are owned by or operated as partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub.

Some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

    If passengers perceive the operations of regional airlines as being unsafe, our business will be harmed.

In February 2009, Colgan Flight 3407, operating as Continental Connection, crashed on its approach into Buffalo, New York. A total of 50 people were killed. Since the date of this tragedy, there have been numerous press reports questioning some of the operating policies of regional airlines. In response, there have also been legislative initiatives aimed at heightening safety requirements, such as The Airline Safety and Pilot Training Improvement Act of 2009, which was passed in October. Although our regional jets have never had a crash causing death or serious injury in over 36 years of operations, should the public perceive regional airlines as less safe our Partners may be less inclined to renew our contracts in the future or should new legislation impose additional burdens on us, our financial condition, results of operations and the price of our common stock could be materially adversely effected.

    High fuel costs would harm the airline industry.

A return to higher fuel prices would harm the airline industry’s financial condition and results of operations. Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

    The airline industry has been subject to a number of strikes, which could affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our Partners is a significant source of our operating revenues, any labor disruption or labor strike by the employees of any one of our Partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    Airlines are often affected by certain factors beyond their control, including weather conditions, which can affect their operations.

Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, in 2005, Hurricane Wilma forced us to suspend some of our operations in Florida for a number of days. In addition under our fixed-fee code-share agreements, our regional airline business are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future our regional airline business will not be protected against weather or air traffic control cancellations and our operating revenues could suffer as a result. Our branded operations are not insulated against weather or air traffic control cancellations.

    Future economic recessions could result in weaker demand for air travel and may create challenges for us that could have a material adverse effect on our business and results of operations.

Demand for air travel could weaken in an economic recession. Economic weakness in the United States and international economies could have a significant negative impact on our results of operations.

    The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal, replacement or modification of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer or Airbus aircraft, for any reason, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Bombardier aircraft, at such airports. The imposition of any limits on the use of Embraer or Bombardier aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, “passenger bill of rights” legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Several state legislatures have also considered such legislation, and the State of New York in fact implemented a “passenger bill of rights” that was overturned by a federal appeals court in 2008. The DOT has imposed restrictions on the ownership and transfer of airline routes and takeoff and landing slots at certain high-density airports, including New York LaGuardia and Reagan National. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (TSA) have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

    The airline industry is seasonal and cyclical resulting in unpredictable liquidity and earnings.

Because the airline industry is seasonal and cyclical, our earnings related to Frontier will fluctuate and be unpredictable. These operations primarily depend on passenger travel demand and seasonal variations. Our weakest travel periods are generally during the quarters ending in March and December. The airline industry is also a highly cyclical business with substantial volatility. Our operating and financial results are likely to be negatively impacted by national or regional economic conditions in the U.S., and particularly in Colorado and Wisconsin.

    We are in a high fixed cost business and any unexpected decrease in revenue would harm us.

The airline industry is characterized by low profit margins and high fixed costs primarily for personnel, fuel, aircraft ownership and lease costs and other rents. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing would have a disproportionate effect on the operating and financial results of Frontier and possibly on us as a whole. We are often affected by factors beyond our control, including weather conditions, traffic congestion at airports and increased security measures, and irrational pricing from competitors, any of which could harm our operating results and financial condition.

Risks Related To Our Common Stock

    Our stock price is volatile.

Since our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004, as of September 30, 2010, the market price of our common stock has ranged from a low of $4.10 to a high of $23.88 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our code-share partners, competitors, the airline industry or the economy in general;
•	strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;
•	the results of our branded business;
•	media reports and publications about the safety of our aircraft or the aircraft types we operate;
•	new regulatory pronouncements and changes in regulatory guidelines;
•	general and industry specific economic conditions, including the price of oil;
•	changes in financial estimates or recommendations by securities analysts;
•	sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and
•	general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and harm our business.

    Future sales of our common stock by our stockholders could depress the price of our common stock.

Sales of a large number of shares of our common stock or the availability of a large number of shares for sale could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings.

    Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

•	authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;
•	limit the persons who can call special stockholder meetings;
•	provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and
•	establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

    Our charter documents include provisions limiting voting by foreign owners.

Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States. However, up to 49% of the total equity of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $88.5 million after deducting underwriting discounts and commissions and estimated transaction expenses payable by us of approximately $600,000 (or approximately $101.9 million if the underwriters exercise their option to purchase additional shares in full). We will use the net proceeds from this offering of the common stock for general corporate purposes, including to finance a portion of our Embraer 190 aircraft, and to bolster our liquidity position. We may also use the proceeds for temporary investments until we need them for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Since May 27, 2004, the trading market for shares of our common stock has been the NASDAQ Global Select Market, on which our shares trade under the symbol “RJET”. The following table sets forth the high and low sale prices for shares of our common stock for the periods indicated.

For the Period:	High	Low
January 1 to March 31, 2008	$22.50	$19.02
April 1 to June 30, 2008	22.64	8.66
July 1 to September 30, 2008	12.77	6.68
October 1 to December 31, 2008	15.72	6.37
January 1 to March 31, 2009	10.94	4.23
April 1 to June 30, 2009	8.34	4.10
July 1 to September 30, 2009	10.64	4.85
October 1 to December 31, 2009	10.29	6.39
January 1 to March 31, 2010	7.65	4.48
April 1 to June 30, 2010	6.80	5.25
July 1 to September 30, 2010	8.58	4.74

CAPITALIZATION

The following table sets forth our unaudited capitalization as of September 30, 2010:

•	on an actual basis; and
•	on an as adjusted basis to give effect to this offering (assuming no exercise of the option to purchase additional shares) and the application of estimated net proceeds for the Embraer 190/195 aircraft as described above under “Use of Proceeds”.

This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2010
	Actual	As Adjusted for This Offering(1)
	(Unaudited and in thousands)
Long-term debt:	$2,333,504	$2,333,504
Shareholders’ equity	508,741	597,295
Total capitalization	2,842,245	2,930,799

(1)	Reflects a public offering price of $7.80, less underwriting discounts and commissions and estimated transaction expenses, and the acquisition by us of six E-190 aircraft (see “Use of Proceeds”). To the extent we acquire the additional 18 E-190/E-195 aircraft, long-term debt would increase by $84 million.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.	7,800,000
Deutsche Bank Securities	4,200,000
Total	12,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 shares from the company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,800,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.3705	$0.3705
Total	$4,446,000	$5,112,900

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.2223 per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, its officers and directors, and the holders of the Company’s convertible note issued in connection with the Company’s acquisition of Midwest have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. The Company’s agreement does not apply to sales under existing employee stock option plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than |CE43,000,000 and (3) an annual net turnover of more than |CE50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. In particular, an affiliate of Goldman, Sachs & Co. regularly enters into derivatives transactions with the Company in connection with the Company’s fuel hedging program. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon by Fulbright & Jaworski L.L.P., New York, New York, for us, and by Sullivan & Cromwell LLP, New York, New York, for the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC filings of Republic Airways Holdings are also available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

This prospectus supplement is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC, and we refer you to the omitted information. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room or through its Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and some information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any documents that we file after the date of the filing of the initial registration statement of which the prospectus forms a part and prior to the effectiveness of that registration statement, and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding such documents or portions thereof that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations):

The following documents listed below that we have previously filed with the SEC (Commission File Number 000-49697) are incorporated by reference (other than reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K):

Filing	Date Filed
Annual Report on Form 10-K of Republic Airways Holdings Inc. for the year ended December 31, 2009	March 16, 2010
Quarterly Reports on Form 10-Q of Republic Airways Holdings Inc. for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010	May 10, 2010 August 9, 2010 November 8, 2010
Current Reports on Form 8-K or 8-K/A of Republic Airways Holdings Inc.	October 16, 2009 December 11, 2009 March 1, 2010 April 1, 2010 June 10, 2010 November 8, 2010 November 8, 2010 November 8, 2010 November 8, 2010
The description of our common stock contained in our Form 8-A, including any amendments or reports filed to update such information	May 11, 2004

You can obtain any of the filings incorporated by reference in this prospectus supplement through us or from the SEC through the SEC’s Internet site or at the address listed above. You may request orally or in writing, without charge, a copy of any or all of the documents which are incorporated in this prospectus supplement by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, Attention: Investor Relations (Telephone: (317) 484-6000).

EXPERTS

The consolidated financial statements of the Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus supplement, and the effectiveness of Republic Airways Holdings Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expressed an unqualified opinion and included an explanatory paragraph referring to Note 1 to the consolidated financial statements that substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Inc., Delta Air Lines, Inc., AMR Corp., the parent of American Airlines, Inc., United Air Line, Inc., and Continental Airlines, Inc.), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Midwest Air Group, Inc. and subsidiaries as of December 31, 2008 (Successor) and 2007 (Predecessor), and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the eleven-month period ended December 31, 2008 (Successor), the one-month period ended January 31, 2008 (Predecessor), and the years ended December 31, 2007 and 2006 (Predecessor), incorporated by reference in this prospectus supplement by reference from the Company’s Current Report on Form 8-K filed on October 16, 2009 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Midwest’s change in its method of accounting for defined benefit and other postretirement plans, effective December 31, 2006 to conform to Statement of Financial Accounting Standards No. 158), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Frontier Airlines Holdings, Inc. and subsidiaries (Frontier) (a wholly owned subsidiary of Republic Airways Holdings Inc.) as of March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the May 26, 2009 report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, which report appears in the Form 8-K/A of Republic Airways Holdings Inc. dated October 1, 2009, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that the consolidated financial statements have been prepared assuming that Frontier will continue as a going concern. As discussed in Note 1 to the aforementioned consolidated financial statements, Frontier filed petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), and this raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan concerning this matter is also discussed in Note 1 to the aforementioned consolidated financial statements. The aforementioned consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty. The audit report also refers to Frontier’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective April 1, 2007 and the adoption of FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1).

PROSPECTUS

$150,000,000

REPUBLIC AIRWAYS HOLDINGS INC.

Common Stock
Debt Securities
Units

By this prospectus, we may offer from time to time, in one or more offerings, up to a total dollar amount of $150,000,000 of the securities described in this prospectus, separately or together in any combination.

We will provide specific terms of any securities to be offered in a supplement to this prospectus. A prospectus supplement may also add, change or update information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Our common stock is quoted on NASDAQ under the symbol “RJET.”

We may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis.

You should consider the risks discussed in the Risk Factors beginning on page 3 of this prospectus, in the applicable prospectus supplement and the documents incorporated or deemed to be incorporated by reference before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2010

You should rely only on the information contained in this prospectus, any applicable prospectus supplement, any related free writing prospectus used by us (which we refer to as a “company free writing prospectus”), the documents incorporated by reference in this prospectus and any applicable prospectus supplement or any other information to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any applicable prospectus supplement and any related company free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, any applicable prospectus supplement and any related company free writing prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or in any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus, any applicable prospectus supplement and any related company free writing prospectus nor any distribution of securities pursuant to this prospectus or any applicable prospectus supplement shall, under any circumstances, create any implication that there has been no change in our business, financial condition, results of operations and prospects since the date of this prospectus or such prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we are registering an unspecified amount of each class of the securities described in this prospectus, and we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information”.

i

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities to be offered. The registration statement, including the exhibits to the registration statement, can be obtained from the SEC, as described below under “Where You Can Find More Information”.

In this prospectus, references to “RJET”, the “Company”, “we”, “us” and “our” refer to Republic Airways Holdings Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC filings of Republic Airways Holdings are also available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC, and we refer you to the omitted information. The registration statement, exhibits and schedules are available at the SEC’s Public Reference Room or through its Internet site.

We “incorporate by reference” in this prospectus certain documents that we file with the SEC, which means:

•	we can disclose important information to you by referring you to those documents;
•	information incorporated by reference is considered to be part of this prospectus, even though it is not repeated in this prospectus; and
•	information that we file later with the SEC will automatically update and supersede this prospectus.

The following documents listed below that we have previously filed with the SEC (Commission File Number 000-49697) are incorporated by reference (other than reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K):

Filing	Date Filed
Annual Report on Form 10-K of Republic Airways Holdings Inc. for the year ended December 31, 2009	March 16, 2010
Quarterly Reports on Form 10-Q of Republic Airways Holdings Inc. for the quarters ended March 31, 2010 and June 30, 2010	May 10, 2010 August 9, 2010
Current Reports on Form 8-K or 8-K/A of Republic Airways Holdings Inc.	October 16, 2009 December 11, 2009 March 1, 2010 April 1, 2010 June 10, 2010
The description of our common stock contained in our Form 8-A, including any amendments or reports filed to update such information	May 11, 2004

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding any information furnished under items 2.02 or 7.01 in any current report on Form 8-K), from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated by reference in this prospectus.

ii

You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s Internet site or at the address listed above. You may request orally or in writing, without charge, a copy of any or all of the documents which are incorporated in this prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Republic Airways Holdings Inc., 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, Attention: Investor Relations (Telephone: (317) 484-6000).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement, any related company free writing prospectus and the documents incorporated by reference herein and therein contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent our expectations or beliefs concerning future events. When used in this prospectus, any applicable prospectus supplement, any related company free writing prospectus and in documents incorporated by reference herein and therein, the words “believes,” “expects,” “plans,” “anticipates,” “indicates,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe our objectives, plans or goals are forward-looking statements.

Forward-looking statements include, without limitation, our expectations concerning operations and financial conditions, including changes in capacity, revenues and costs; future financing plans and needs; the amounts of sources of liquidity; fleet plans; overall economic and industry conditions; plans and objectives for future operations; regulatory approvals and actions; and the impact on us of our results of operations in recent years and the sufficiency of our financial resources to absorb that impact. Other forward-looking statements include statements, which do not relate solely to historical facts, such as, without limitation, statements which discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured.

All forward-looking statements in this prospectus, any applicable prospectus supplement, any related company free writing prospectus and the documents incorporated by reference herein and therein are based upon information available to us on the date of this prospectus or such document. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Guidance given in this prospectus, any applicable prospectus supplement, any related company free writing prospectus and the documents incorporated by reference herein and therein regarding capacity, fuel consumption, fuel prices, fuel hedging and unit costs, and statements regarding expectations of regulatory approval, are forward-looking statements. Forward-looking statements are subject to a number of factors that could cause our actual results to differ materially from our expectations. The factors, discussed under the caption “Risk Factors” herein and other possible factors not listed, could cause our actual results to differ materially from those expressed in forward-looking statements.

Additional information concerning these and other factors is contained in our filings with the SEC, including but not limited to our Annual Report on Form 10-K for the year ended December 31, 2009.

iii

PROSPECTUS SUMMARY

The Company

We are a Delaware holding company organized in 1996 that offers scheduled passenger services through our wholly-owned operating air carrier subsidiaries: Chautauqua Airlines, Inc., (“Chautauqua Airlines”), Shuttle America Corporation (“Shuttle America”), Republic Airline Inc. (“Republic Airline”), Frontier Airlines, Inc. (“Frontier”), and Lynx Airlines, Inc. (“Lynx”).

As of June 30, 2010, our subsidiaries offered scheduled passenger service on approximately 1,625 flights daily to 126 cities in 45 states, Canada, Mexico, and Costa Rica under branded operations as Frontier and Midwest, and through fixed-fee code-share agreements with AMR Corp., the parent of American Airlines, Inc. (“American”), Continental Airlines, Inc. (“Continental”), Delta Air Lines, Inc. (“Delta”), United Air Lines, Inc. (“United”), and US Airways, Inc. (“US Airways”) (collectively referred to as our “Partners”). Currently, we provide our Partners with fixed-fee regional airline services, operating as AmericanConnection, Continental Express, Delta Connection, United Express, or US Airways Express, including service out of their hubs and focus cities.

As of June 30, 2010, our operating fleet consisted of the following:

Operating Aircraft	Branded	Fixed-Fee	Totals
37 – 50 seats	14	64	78
70 – 99 seats	37	113	150
120+ seats	54	—	54
Totals	105	177	282

Unless the context indicates otherwise, the terms “the Company,” “we,” “us,” or “our,” refer to Republic Airways Holdings Inc. and our subsidiaries.

We have long-term, fixed-fee regional jet code-share agreements with each of our Partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our Partners’ two-character flight designation codes to identify our flights and fares in our Partners’ computer reservation systems, to paint our aircraft in the style of our Partners, to use their service marks and to market ourselves as a carrier for our Partners. Our fixed-fee agreements have historically limited our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our Partners and reduce the cost of our services to our Partners.

Our branded operations expose us to changes in passenger demand, fare competition and fluctuations in fuel prices. Midwest is the largest carrier in Milwaukee and Frontier is the second largest carrier in Denver. Our branded operation has a significant base of frequent flyer members and strong support in their local communities of Denver and Milwaukee. We recently announced a plan to consolidate all of our branded flying as Frontier by the end of October 2010.

Corporate History

We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua. In November 1999, we formed Republic Airline, which received its certification in August, 2005. In May 2005, we acquired Shuttle America. In July and October 2009, we acquired Midwest and Frontier, respectively. Our executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number at that location is (317) 484-6000. Our web site is http://www.rjet.com. Information contained in our web site does not constitute part of this prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For purposes of the table, “earnings” represent consolidated net income (loss) before income taxes, minority interest, discontinued operations, extraordinary gain (loss), cumulative effect of accounting change and fixed charges, as defined below.

	Year Ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
Earnings(1)
Pretax income (loss) from continuing operations	$100,175	$131,409	$133,968	$137,415	$136,190	$(53,659)
Add back:
Fixed charges	104,313	140,536	173,860	201,164	223,481	138,438
Earnings as adjusted	$204,488	$271,945	$307,828	$338,579	$359,671	$84,779
Fixed charges(2)
Interest expense	$63,546	$91,128	$107,323	$131,856	$144,994	$77,627
Capitalized interest	1,904	2,021	4,056	2,205	100	—
Estimate of the interest within rent expense	38,863	47,387	62,481	67,103	78,387	60,811
Total fixed charges	$104,313	$140,536	$173,860	$201,164	$223,481	$138,438
Ratio of earnings to fixed charges(3)	1.96	1.94	1.77	1.68	1.61	0.61

(1)	Earnings include income (loss) from continuing operations before income taxes plus fixed charges.
(2)	Fixed charges include interest expense incurred and the estimated interest component of operating leases.
(3)	During the six months ended June 30, 2010 our ratio of earnings to fixed charges is less than 1.0. The dollar amount of the deficiency was approximately $53.7 million.

RISK FACTORS

In considering whether to purchase the securities offered herein, you should carefully consider all of the information contained in or incorporated by reference in this prospectus, the accompanying prospectus supplement and any related company free writing prospectus, as well as our Annual Report on Form 10-K for the year ended December 31, 2009, and other information which may be incorporated by reference in this prospectus and the accompanying prospectus supplement after the date hereof. In addition, you should carefully consider the risk factors described below, along with any risk factors that may be included in our future reports to the SEC.

Risks Related To Our Operations

    We are dependent on our code-share relationships with our Partners.

We depend on relationships created by our regional jet fixed-fee code-share agreements with American, Continental, Delta, United and US Airways for all of our fixed-fee service revenues. Any material modification to, or termination of, our code-share agreements with any of these Partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our Partners, including our failure to meet specified performance levels. In addition, American may terminate its code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2011. If American terminates its code-share agreement for cause, it has the right to require us to assign to them our leases of all E140 aircraft then operating under the code-share agreement or to lease such aircraft to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all E140 aircraft then operating under the code-share agreement, or to lease such jets from us to the extent we own them. Delta may partially or completely terminate its code-share agreement with respect to the E145 aircraft, with or without cause, on 180 days written notice at any time after November 2009, and may partially or completely terminate its code-share agreement with respect to the E170 aircraft, with or without cause, on 180 days written notice at any time after July 2015. If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise this right, or if Delta terminates either agreement for cause, Delta may require us to sell or sublease to it or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for it under that agreement. Further, our reimbursement rates under the Delta agreements are currently under review. If we wrongfully terminate our United code-share agreement, breach certain provisions thereof or fall below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the aircraft we operate for them. Continental may terminate its code-share agreement with cause or if we breach certain provisions thereof including a breach of our guaranty granted to it.

In addition, because all of our fixed-fee service revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, utilize those aircraft in our branded operations, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully utilize those aircraft in our branded operations.

    The ability to realize fully the anticipated benefits of our acquisition of Midwest and Frontier may depend on the successful integration of the businesses of Republic, Midwest, and Frontier.

Our acquisition of Midwest and Frontier involved the combination of three companies which operated as independent private and public companies prior to the acquisitions. We are devoting significant attention and resources to integrating our business practices and operations in order to achieve the benefits of the acquisitions, including expected synergies. If we are unable to integrate our business practices and operations in a manner that allows us to achieve the anticipated revenue and cost synergies, or if achievement of such synergies takes longer or costs more than expected, the anticipated benefits of the acquisitions may not be realized fully or may take longer to realize than expected. For example, we have been sued by Frontier’s mechanics, which is delaying our ability to consolidate certain business operations. In addition, it is possible that the integration process could result in the loss of key employees, diversion of management’s attention, the disruption or interruption of, or the loss of momentum in our ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees or our ability to achieve the anticipated benefits of the acquisitions, or could reduce our earnings or otherwise adversely affect our business and financial results.

    Our customers may react negatively to our planned change to combine our branded businesses as our flight offerings may change.

As we move toward a unified branded operation, there may be customer dissatisfaction with the branding direction taken by us. Additionally, customers in certain markets may not respond positively or recognize the new brand.

    We may be unable to redeploy smaller aircraft removed from service.

Certain of our Partners have indicated a desire to schedule fewer 50 seat aircraft. To the extent that we agree to remove aircraft from service, we must either sell or sublease the aircraft to another party or redeploy it in order to cover our carrying expenses for that aircraft. Our inability to sell, sublease and/or redeploy aircraft that have been removed from service could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Further, as we review our branded fleet, we may determine to substitute larger aircraft for smaller aircraft. Our inability to redeploy or dispose of the smaller aircraft could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    If the financial strength of any of our Partners decreases, our financial strength is at risk.

We are directly affected by the financial and operating strength of the Partners in our fixed-fee regional airline code-share business. In the event of a decrease in the financial or operational strength of any of our Partners, such partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements and, it is possible that any code-share agreement with a code-share partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. As of October 15, 2010, Standard & Poor’s and Moody’s, respectively, maintained ratings of B- and Caa1 for US Airways, B- and Caa1 for AMR Corp., the parent of American, NR and WR for Delta, B and B2 for United Continental Holdings, Inc., the parent of United, and B and B2 for Continental.

    Our Partners may expand their direct operation of aircraft thus limiting the expansion of our relationships with them.

We depend on major airlines such as our Partners to contract with us instead of purchasing and operating their own aircraft. However, some major airlines own their own regional airlines and operate their own aircraft instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many aircraft which they fly under their affiliated carriers, American Eagle, with respect to American, and Comair, with respect to Delta. In addition, US Airways is operating aircraft through its PSA subsidiary. We have no guarantee that in the future our Partners will choose to enter into contracts with us instead of purchasing their own aircraft or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. In addition, US Airways previously announced that, pursuant to an agreement with its pilots, US Airways will not enter into agreements with its regional affiliates to fly E190 and higher capacity aircraft and it is possible that our other partners will make the same decision. A decision by US Airways, American, Delta, United, or Continental to phase out our contract based code-share relationships as they expire and instead acquire and operate their own aircraft or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    Any labor disruption or labor strikes by our employees or those of our Partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, dispatchers, and aircraft appearance agents as well as our our mechanics at Frontier are represented by unions. Collectively, these employees represent approximately 45% of our workforce as of June 30, 2010. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with the remainder of our Partners, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our Partners.

In addition, a labor disruption other than a union authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our Partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

    Our Partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

In general, the pilots’ unions of certain major airlines have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. A “scope” clause in US Airways’ current collective bargaining agreement with its pilots prevents US Airways from using more than 465 aircraft not flown by its pilots in its operations. There are no quantity limitations in the US Airways “scope” limitations for small aircraft. For purposes of this “scope” restriction, a small regional jet is defined as any aircraft configured with 78 or fewer seats. For purposes of this limitation, a large regional jet is an aircraft configured with 79 to 90 passenger seats. US Airways can outsource up to an additional 55 aircraft, including the E175 and C900, configured with more than 78 seats but less than 90 seats, subject to certain limitations. We cannot assure you that US Airways will contract with us to fly any additional aircraft. Our pilots union limited their approval to 80 additional aircraft for US Airways, which includes the 20 E170s and 38 E175s we currently operate for US Airways. A “scope” clause in American’s current collective bargaining agreement with its pilots limits it from operating aircraft having 51 or more seats. A “scope” clause in Delta’s current collective bargaining agreement with its pilots restricts it from operating aircraft having more than 70 to 76 seats and limits it from operating more than 175, or under certain circumstances, 200 aircraft having 70 to 76 seats. United’s “scope” limitations restrict it from operating aircraft configured with more than 70 seats or any aircraft weighing more than 83,000 pounds. Continental’s “scope” limitations restrict it from operating aircraft configured with more than 51 seats.

American’s “scope” limitations further limit its partners, in our case Chautauqua, from operating aircraft with 51 or more seats even for partners other than American. Delta’s “scope” limitations restrict its partners from operating aircraft with over 76 seats even if those aircraft are operated for an airline other than Delta. Neither US Airways, United nor Continental has similar “scope” limits on the size of aircraft we can operate for our other Partners.

We cannot assure you that these “scope” clauses will not become more restrictive in the future. Any additional limit on the number of aircraft we can fly for our Partners could have a material adverse effect on our expansion plans and the price of our common stock.

    We have significant debt and off-balance sheet obligations and any inability to pay would adversely impact our operations.

The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, our mandatory debt service payments totaled $161.9 million, $278.3 million and $274.6 million, respectively, and our mandatory lease payments totaled $135.8 million, $194.3 million and $137.6 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $1.6 billion at June 30, 2010 and December 31, 2009 and $1.0 billion at December 31, 2008, respectively.

As of June 30, 2010, we had firm orders to purchase eight A320 aircraft that have scheduled delivery dates beginning in February 2013 and continuing through November 2014. The current total list price of the eight aircraft is $349.0 million. We also have a commitment to acquire eight spare aircraft engines with a current list price of approximately $41.9 million.

The Company also entered into a purchase agreement with Bombardier during the six months ended June 30, 2010, for the purchase of 40 CS300 aircraft and the option to purchase up to an additional 40 aircraft with delivery beginning in the second quarter of 2015. In connection with the purchase agreement, the Company also signed an exclusive 15-year maintenance contract with Pratt & Whitney for support of the aircraft engines and agreed to purchase six engines. The combination of these agreements increases our outstanding purchase commitments by approximately $2.84 billion in the periods beyond March 15, 2015.

We have a significant amount of variable interest rate debt. Approximately $508.7 million of our debt as of June 30, 2010 is subject to variable market interest rates. If rates increase significantly, our results and cash flows could be adversely impacted.

There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;
•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and
•	adversely affecting our ability to respond to changing business or economic conditions.

    We may be unable to continue to comply with financial covenants in certain financing agreements, which, if not complied with, could materially and adversely affect our liquidity and financial condition.

We are required to comply with certain financial covenants under certain of our financing arrangements. We are required to maintain a certain level of minimum unrestricted cash and maintain certain cash flow and working capital covenants. As of June 30, 2010, we were in compliance with all our covenants.

    We currently depend on Embraer and Airbus to support our fleet of jet aircraft.

We rely on Embraer as the manufacturer of substantially all of our regional jets and on Airbus as the manufacturer of our narrow-body jets. Our risks in relying primarily on a single manufacturer for each aircraft type include:

•	the failure or inability of Embraer or Airbus to provide sufficient parts or related support services on a timely basis;
•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
•	the issuance of FAA directives restricting or prohibiting the use of Embraer or Airbus aircraft or requiring time-consuming inspections and maintenance; and
•	the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

Our operations could be materially adversely affected by the failure or inability of Embraer, Airbus or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

    Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues, earnings and liquidity.

Our agreements with our Partners require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates may adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are at or below the minimum requirement (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

    Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, flight attendants, dispatchers, mechanics, material specialists and aircraft appearance agents. We cannot assure you that future agreements with our employees’ unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

    Our credit card processors have the ability to increase their holdbacks in certain circumstances. The initiation of such holdbacks likely would have a material adverse effect on our liquidity.

In our branded business, most of the tickets we sell are paid for by customers who use credit cards. Our credit card processing agreements generally provide for a 95% holdback of receivables. If circumstances were to occur that would allow our processor to increase their holdbacks, the negative impact on our liquidity likely would be material.

    Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our chief executive officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a “key man” life insurance policy in the amount of $10 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

    We may experience difficulty finding, training and retaining employees.

The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our regional jet pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or to replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could materially adversely affect our financial condition, results of operations and the price of our common stock.

    Our acquisition of Midwest and Frontier affects the comparability of our historical financial results.

On July 31, 2009, the Company acquired Midwest and on October 1, 2009 the Company acquired Frontier upon its emergence from bankruptcy. While our financial results for the year ended December 31, 2009 include the results of Midwest for five months and Frontier for three months, the results for the year ended December 31, 2008 and all prior periods do not. None of our historical financial statements include Frontier’s results. This complicates your ability to compare our results of operations and financial condition for periods that include Midwest’s and Frontier’s results with periods that do not.

    We are vulnerable to increases in aircraft fuel costs.

High oil prices may have a significant adverse impact on the future results of operations. We cannot predict the future cost and availability of fuel, or the impact of disruptions in oil supplies or refinery productivity based on natural disasters, which would affect our ability to compete. The unavailability of adequate fuel supplies could have an adverse effect on our Midwest and Frontier operations. In addition, larger airlines may have a competitive advantage because they pay lower prices for fuel, and other airlines, such as Southwest Airlines, may have substantial fuel hedges that give them a competitive advantage. Because fuel costs are now a significant portion of our operating costs, substantial changes in fuel costs can materially affect our operating results. Fuel prices continue to be susceptible to, among other factors, speculative trading in the commodities market, political unrest in various parts of the world, Organization of Petroleum Exporting Countries policy, the rapid growth of economies in China and India, the levels of inventory carried by the oil companies, the amounts of reserves built by governments, refining capacity, and weather. These and other factors that impact the global supply and demand for aircraft fuel may affect our financial performance due to its high sensitivity to fuel prices. A one-cent change in the cost of each gallon of fuel would impact our pre-tax income by approximately $2.2 million per year based on our current fleet and aircraft fuel consumption.

Since the acquisitions of Midwest and Frontier, fuel has become a major component of our operating expenses, accounting for 21.2% of our total operating expenses for the year ended December 31, 2009, on a pro forma basis, giving effect to the acquisitions on January 1, 2009. Our ability to pass on increased fuel costs has been and may continue to be limited by economic and competitive conditions.

    We depend heavily on the Milwaukee and Denver markets to be successful.

Our business strategy for Frontier is focused on adding flights to and from our Milwaukee and Denver bases of operations. Currently, 95% of our flights originate or depart from General Mitchell International Airport in Milwaukee, known as MKE, and Denver International Airport, known as DIA (this does not include seasonal non-hub flying to Mexico). A reduction in our share of either market, increased competition, or reduced passenger traffic to or from Milwaukee or Denver could have an adverse effect on our financial condition and results of operations. In addition, our dependence on a hub system operating out of DIA makes us more susceptible to adverse weather conditions and other traffic delays in the Rocky Mountain region than some of our competitors that may be better able to spread these traffic risks over larger route networks.

    We face intense competition by United Airlines, Southwest Airlines and other airlines at DIA and by AirTran Airways, Southwest Airlines, and Delta Airlines at MKE.

The airline industry is highly competitive. We compete with United in our hub in Denver, and we anticipate that we will compete with United in any additional markets we elect to serve in the future. United and United’s regional airline affiliates are the dominant carriers out of DIA. In addition, Southwest Airlines started service to and from Denver in January 2006. Southwest’s introductory fares were significantly below the fares Frontier was able to offer prior to its arrival. Fare pressure exerted by Southwest on its announced routes and on any future expansion in Denver by Southwest will require us to be fare competitive, and may place additional downward pressure on our yields. In addition, in the last four years Alaska Airlines, JetBlue Airways and AirTran Airways have commenced service at DIA. These airlines have offered low introductory fares and compete on several of our routes. Fare wars, predatory pricing, “capacity dumping,” in which a competitor places additional aircraft on selected routes, and other competitive activities could adversely affect us. In Milwaukee, although Midwest is the dominant brand, we face competition from AirTran Airways, Southwest Airlines, and Delta Airlines. In addition, AirTran Airways and Southwest Airlines have recently announced plans to merge, which may result in increased competition in DIA and MKE. The future activities of competing branded carriers in DIA, MKE and any other hub from which we operate may have a material adverse effect on our revenue and results of operations.

    We experience high costs at DIA, which may impact our results of operations.

Our largest hub of flight operations is DIA where we experience high costs. Financed through revenue bonds, DIA depends on landing fees, gate rentals, income from airlines and the traveling public, and other fees to generate income to service its debt and to support its operations. Our cost of operations at DIA will vary as traffic increases or diminishes at the airport or as significant improvement projects are undertaken by the airport. We believe that our operating costs at DIA substantially exceed those that other airlines incur at most hub airports in other cities, which decreases our ability to compete with other airlines with lower costs at their hub airports.

    Our maintenance expenses may be higher than we anticipate and will increase as our fleet ages.

We bear the cost of all routine and major maintenance on our owned and leased aircraft. Maintenance expenses comprise a significant portion of our operating expenses. In addition, we are required periodically to take aircraft out of service for heavy maintenance checks, which can increase costs and reduce revenue. We also may be required to comply with regulations and airworthiness directives the FAA issues, the cost of which our aircraft lessors may only partially assume depending upon the magnitude of the expense. Although we believe that our owned and leased aircraft are currently in compliance with all FAA issued airworthiness directives, additional airworthiness directives likely will be required in the future, necessitating additional expense.

Because the average age of our Embraer aircraft is approximately 4.6 years old and that of our Airbus aircraft is approximately 5.6 years, our aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire.

    Our landing fees may increase because of local noise abatement procedures and due to reduced capacity in the industry.

As a result of litigation and pressure from residents in the areas surrounding airports, airport operators have taken actions over the years to reduce aircraft noise. These actions have included regulations requiring aircraft to meet prescribed decibel limits by designated dates, curfews during nighttime hours, restrictions on frequency of aircraft operations, and various operational procedures for noise abatement. The Airport Noise and Capacity Act of 1990 recognized the right of airport operators with special noise problems to implement local noise abatement procedures as long as the procedures do not interfere unreasonably with the interstate and foreign commerce of the national air transportation system. Although we are reimbursed by our Partners for landing fees, compliance with local noise abatement procedures may lead to increased landing fees for Midwest and Frontier.

An agreement between the City and County of Denver and another county adjacent to Denver specifies maximum aircraft noise levels at designated monitoring points in the vicinity of DIA with significant amounts payable by the city to the other county for each substantiated noise violation under the agreement. DIA has incurred these payment obligations and likely will incur such obligations in the future, which it will pass on to us and other air carriers serving DIA by increasing landing fees. Additionally, noise regulations could be enacted in the future that would increase our expenses and could have a material adverse effect on our operations.

In addition, the recent capacity reductions by all airlines have forced some airport authorities to increase lease rates and landing fees to adjust for lower volume.

    Our ability to utilize net operating loss carry-forwards may be limited.

At December 31, 2009, we had estimated federal net operating loss carry-forwards, which we refer to as NOLs, of $1.1 billion for federal income tax purposes that begin to expire in 2015. We have recorded a valuation allowance for $558 million of those NOLs. Section 382 of the Internal Revenue Code, which we refer to as Section 382, imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382. Any unused NOLs in excess of the annual limitation may be carried over to later years.

The imposition of a limitation on our ability to use our NOLs to offset future taxable income could cause U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitation were not in effect and could cause such NOLs to expire unused, reducing or eliminating the benefit of such NOLs. Based on analysis that we performed, we believe we have not experienced a change in ownership as defined by Section 382, and, therefore, our NOLs are not currently under any Section 382 limitation, except for NOLs acquired from Midwest and Frontier.

    The lack of marketing alliances could harm our business.

Many branded airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Midwest and Frontier do not have an extensive network of marketing partners. The lack of marketing alliances puts us at a competitive disadvantage to global network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may adversely affect our passenger traffic and our results of operations.

    We rely heavily on automated systems and technology to operate our Frontier business and any failure of these systems could harm our business.

We are increasingly dependent on automated systems, information technology personnel and technology to operate our Frontier business, enhance customer service and achieve low operating costs, including our computerized airline reservation system, telecommunication systems, website, check-in kiosks and in-flight entertainment systems. Substantial or repeated system failures to any of the above systems could reduce the attractiveness of our services and could result in our customers purchasing tickets from another airline. Any disruptions in these systems or loss of key personnel could result in the loss of important data, increase our expenses and generally harm our business. In addition, we have experienced an increase in customers booking flights on our airline through third-party websites, which has increased our distribution costs. If any of these third-party websites experiences system failure or discontinues listing our flights on its systems, our bookings and revenue may be adversely impacted.

We implement improvements to our website and reservations system from time to time. Implementation of changes to these systems may cause operational and financial disruptions if we experience transition or system cutover issues, if the new systems do not perform as we expect them to, or if vendors do not deliver systems upgrades or other components on a timely basis. Any such disruptions may have the effect of discouraging some travelers from purchasing tickets from us and increasing our reservations staffing.

    We are at risk of losses stemming from an accident involving any of our aircraft.

While we have never had a crash causing death or serious injury over our 36 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or serious injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

    Customer loyalty may be affected due to diminishing product differentiation.

The Company’s branded business strategy includes a premium travel experience at competitive fares. The Company seeks to differentiate itself through better customer service throughout the customer’s travel experience. Due to the current state of the airline industry in general, and the

Company’s current state, it has been forced to reduce or suspend some of the amenities that helped it originally achieve differentiation. Any loss of customers due to diminishing product differentiation could harm business.

Risks Associated with the Airline Industry

    The airline industry is highly competitive.

Within the airline industry, we not only compete with major and other regional airlines, some of which are owned by or operated as partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub.

Some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

    If passengers perceive the operations of regional airlines as being unsafe, our business will be harmed.

In February 2009, Colgan Flight 3407, operating as Continental Connection, crashed on its approach into Buffalo, New York. A total of 50 people were killed. Since the date of this tragedy, there have been numerous press reports questioning some of the operating policies of regional airlines. In response, there have also been legislative initiatives aimed at heightening safety requirements, such as The Airline Safety and Pilot Training Improvement Act of 2009, which was passed in October. Although we have never had a crash causing death or serious injury in over 36 years of operations, should the public perceive our operations as less safe or should new legislation impose additional burdens on us, our financial condition, results of operations and the price of our common stock could be materially adversely effected.

    High fuel costs would harm the airline industry.

While fuel is at or near three-year lows, a return to higher fuel prices would harm the airline industry’s financial condition and results of operations. Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

    The airline industry has been subject to a number of strikes, which could affect our business.

The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our Partners is a significant source of our operating revenues, any labor disruption or labor strike by the employees of any one of our Partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

    Airlines are often affected by certain factors beyond their control, including weather conditions, which can affect their operations.

Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. For example, in 2005, Hurricane Wilma forced us to suspend some of our operations in Florida for a number of days. In addition under our fixed-fee code-share agreements, our regional airline business are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future our regional airline business will not be protected against weather or air traffic control cancellations and our operating revenues could suffer as a result. Our branded operations are not insulated against weather or air traffic control cancellations.

    The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential Partners.

Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, recently AirTran Airways and Southwest Airlines announced plans to merge, Continental and United completed a merger and in 2008, Delta and Northwest completed a merger. Other recent developments include the domestic code-share alliance between United and US Airways, and the merger of America West and US Airways. We, as well as our Partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Although none of our contracts with our Partners allow termination or are amendable in the event of consolidation, any additional consolidation or significant alliance activity within the airline industry could adversely affect our relationship with our Partners. In addition, we may face robust competition should any of our regional jet competitors merge.

    The global financial crisis may have an impact on our business and financial condition in ways that we currently cannot predict.

The credit crisis and related turmoil in the global financial system has had and may continue to have an impact on our business and our financial condition. For example, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to react to changing economic and business conditions. Moreover, our ability to sell excess aircraft may be restricted by a potential buyer’s inability to secure credit.

    The global economic recession has resulted in weaker demand for air travel and may create challenges for us that could have a material adverse effect on our business and results of operations.

As the effects of the global economic recession have been felt in our domestic markets, we are experiencing significantly weaker demand for air travel. Global economic conditions in 2009 substantially reduced U.S. airline industry revenues in 2009 compared to 2008. Demand for air travel could remain weak or even continue to fall if the global economic recession continues for an extended period. The weakness in the United States and international economies is having a significant negative impact on our results of operations and could continue to have a significant negative impact on our future results of operations.

    The airline industry is heavily regulated.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne wind shear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal, replacement or modification of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer or Airbus aircraft, for any reason, could negatively impact our results of operations.

In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer or Bombardier aircraft, at such airports. The imposition of any limits on the use of Embraer or Bombardier aircraft at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, “passenger bill of rights” legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Several state legislatures have also considered such legislation, and the State of New York in fact implemented a “passenger bill of rights” that was overturned by a federal appeals court in 2008. The DOT has imposed restrictions on the ownership and transfer of airline routes and takeoff and landing slots at certain high-density airports, including New York LaGuardia and Reagan National. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (TSA) have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

    The Company’s results of operations fluctuate due to seasonality and other factors associated with the airline industry.

Due to greater demand for air travel during the summer months, revenues in the airline industry in the second and third quarters of the year are generally stronger than revenues in the first and fourth quarters of the year. The Company’s results of operations generally reflect this seasonality, but have also been impacted by numerous other factors that are not necessarily seasonal including, among others, the imposition of excise and similar taxes, extreme or severe weather, air traffic control congestion, changes in the competitive environment due to industry consolidation and other factors and general economic conditions. As a result, the Company’s quarterly operating results are not necessarily indicative of operating results for an entire year and historical operating results in a quarterly or annual period are not necessarily indicative of future operating results.

    The airline industry is seasonal and cyclical resulting in unpredictable liquidity and earnings.

Because the airline industry is seasonal and cyclical, our earnings related to Midwest and Frontier will fluctuate and be unpredictable. These operations primarily depend on passenger travel demand and seasonal variations. Our weakest travel periods are generally during the quarters ending in March and December. The airline industry is also a highly cyclical business with substantial volatility. Our operating and financial results are likely to be negatively impacted by national or regional economic conditions in the U.S., and particularly in Colorado and Wisconsin.

    We are in a high fixed cost business and any unexpected decrease in revenue would harm us.

The airline industry is characterized by low profit margins and high fixed costs primarily for personnel, fuel, aircraft ownership and lease costs and other rents. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing would have a disproportionate effect on the operating and financial results of Midwest and Frontier and possibly on us as a whole. We are often affected by factors beyond our control, including weather conditions, traffic congestion at airports and increased security measures, and irrational pricing from competitors, any of which could harm our operating results and financial condition.

    Delays or cancellations due to adverse weather conditions or other factors beyond our control could adversely affect us.

Like other airlines, we are subject to delays caused by factors beyond our control, including adverse weather conditions, air traffic congestion at airports and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which negatively affect profitability. During periods of snow, rain, fog, hurricanes or other storms, or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

Risks Related To Our Common Stock

    Our stock price is volatile.

Since our common stock began trading on The NASDAQ National Market (now the NASDAQ Global Select Market) on May 27, 2004, as of September 30, 2010, the market price of our common stock has ranged from a low of $4.10 to a high of $23.88 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our code-share partners, competitors, the airline industry or the economy in general;
•	strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;
•	the results of our branded business;
•	media reports and publications about the safety of our aircraft or the aircraft types we operate;
•	new regulatory pronouncements and changes in regulatory guidelines;
•	general and industry specific economic conditions, including the price of oil;
•	changes in financial estimates or recommendations by securities analysts;
•	sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and

•	general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and harm our business.

    Future sales of our common stock by our stockholders could depress the price of our common stock.

Sales of a large number of shares of our common stock or the availability of a large number of shares for sale could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings.

    Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Certain of these provisions:

•	authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;
•	limit the persons who can call special stockholder meetings;
•	provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and
•	establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

    Our charter documents include provisions limiting voting by foreign owners.

Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States. However, up to 49% of the total equity of our company or any other domestic airline may be owned directly or indirectly by persons who are not citizens of the United States.

USE OF PROCEEDS

Except as we may describe otherwise in an applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, including among other possible uses, the repayment of debt or lease obligations, capital expenditures and working capital. We may also use the proceeds for temporary investments until we need them for general corporate purposes.

DIVIDEND POLICY

We have paid no cash dividends on our common stock and have no current intention of doing so. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

DESCRIPTION OF DEBT SECURITIES

Introduction

We may elect to offer debt securities. If so, we will issue the debt securities in one or more series under an indenture, which we refer to as the “indenture”, to be entered into with a trustee that we will select. The debt securities may include debentures, notes or other kinds of debt obligations. The debt securities will rank equal in right of payment with all of our other unsubordinated indebtedness. The amount of debt securities that we can issue under the indenture is unlimited.

The description of the terms of the debt securities and indenture in this prospectus is a summary. When we offer to sell a series of debt securities, we will summarize in a prospectus supplement the particular terms of such series of debt securities that we believe will be the most important to your decision to invest in such series of debt securities. As the terms of such series of debt securities may differ from the summary in this prospectus, the summary in this prospectus is subject to and qualified by reference to the summary in such prospectus supplement, and you should rely on the summary in such prospectus supplement instead of the summary in this prospectus if the summary in such prospectus supplement is different from the summary in this prospectus. You should keep in mind, however, that it is the debt securities and the indenture, and not the summaries in this prospectus or such prospectus supplement, which define your rights as a holder of debt securities of such series. There may be other provisions in such debt securities and the indenture that are also important to you. You should carefully read these documents for a full description of the terms of such debt securities. The form of indenture is filed as an exhibit to the registration statement that includes this prospectus. The particular terms of each series of debt securities that we may offer from time to time will be established in or under a resolution of our board of directors and set forth in an officers’ certificate or a supplemental indenture, and in a form of debt security with respect to that series. We will file the applicable executed indenture, such officers’ certificate or supplemental indenture and the form of debt security with the SEC. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

In this description, we include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in any prospectus supplement, such sections or defined terms are incorporated by reference here or in the prospectus supplement.

The debt securities will not be secured by any of our property or assets, unless we tell you otherwise in an applicable prospectus supplement. Unless we tell you otherwise in an applicable prospectus supplement, the indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. In addition, unless we tell you otherwise in an applicable prospectus supplement, the indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of debt, securing our debt or the issuance or repurchase of our debt securities, or any covenants or other provisions to afford protection to holders of debt securities in the event of a highly leveraged transaction or a change in control.

Specific Terms of Debt Securities

We may issue the debt securities in one or more series through an indenture that supplements the indenture or through a resolution of our board of directors or an authorized committee of our board of directors.

A prospectus supplement will describe specific terms relating to the series of debt securities then being offered. These terms may include some or all of the following:

•	the title and type of such debt securities;
•	any limit on the total principal amount of such debt securities;
•	the date or dates on which the principal of such debt securities will be payable, or the method of determining and/or extending such date(s), and the amount or amounts of such principal payments;
•	the date or dates from which any interest will accrue, or the method of determining such date(s);
•	any interest rate or rates (which may be fixed or variable) that such debt securities will bear, or the method of determining or resetting such rate or rates, and the interest payment dates (if any) for such debt securities;
•	the circumstances, if any, in which payments of principal, premium, if any, or interest on such debt securities may be deferred;
•	the place or places where any principal, premium or interest payments may be made;
•	any optional redemption or other early payment provisions, including the period(s) within which, the price(s) at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which, Republic may redeem or prepay such debt securities;
•	any provisions obligating Republic to repurchase or otherwise redeem such debt securities pursuant to sinking fund or analogous provisions, upon the occurrence of a specified event or at the holder’s option;
•	if other than $1,000 denominations, the denominations in which such debt securities are issuable;
•	the amount of discount, if any, with which such debt securities will be issued;
•	if other than U.S. dollars, the currency or currencies, composite currency or currencies or currency units of payment of principal, premium, if any, and interest on such debt securities or in which the debt securities are denominated;
•	if applicable, the time period within which, the manner in which and the terms and conditions upon which a holder of a debt security can select the payment currency or currencies;
•	any index, formula or other method to be used for determining the amount of any payments on such debt securities;
•	if other than the outstanding principal amount, the amount that will be payable if the maturity of such debt securities is accelerated, or the method of determining such amount;
•	the person to whom any interest on such debt securities will be payable (if other than the registered holder of such debt securities on the applicable record date) and the manner in which it shall be payable;
•	any changes to or additional events of default or covenants;

•	any additions or changes to the indenture relating to a series of debt securities necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;
•	any provisions for the payment of additional amounts on debt securities, including additional amounts on debt securities held by non-U.S. persons in respect of taxes or similar charges withheld or deducted, and for the optional redemption of such debt securities in lieu of paying such additional amounts;
•	any provisions modifying the defeasance or covenant defeasance provisions that apply to such debt securities;
•	whether such debt securities will be issued in whole or in part in the form of one or more temporary or global securities, and, if so, the identity of the depositary for such global security or securities;
•	if temporary global debt securities are issued, any special terms and conditions for payments thereon and for exchanges or transfers of beneficial interests therein;
•	appointment of any paying agent(s);
•	the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the debt securities into other securities, cash or property of Republic or any other person and any changes to the indenture to permit or facilitate such conversion or exchange;
•	if other than the laws of New York, the law governing such debt securities and the extent to which such other law governs; and
•	any other special terms of such debt securities.

Unless we tell you otherwise in the applicable prospectus supplement, debt securities will not be listed on any securities exchange.

Unless we tell you otherwise in the applicable prospectus supplement, debt securities will be issued in fully registered form without coupons. If debt securities of any series are issued in bearer form, the applicable prospectus supplement will describe special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to such debt securities and to payments on and transfer and exchange of such debt securities. Bearer debt securities generally will be transferable by delivery. The indenture refers to the bearer of a bearer debt security as the “holder” of that debt security.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount. Such a series of debt securities is issued at an “original issue discount”. Typically, a debt security that is issued at an “original issue discount” will not bear interest or will bear interest at an interest rate that is below the market interest rate at the time of issuance. If we issue debt securities at an “original issue discount”, the applicable prospectus supplement will describe certain special federal income tax and other considerations applicable to such debt securities.

If the purchase price of any debt securities is payable in foreign currencies, composite currencies or currency units, if any debt securities are denominated in foreign currencies, composite currencies or currency units, or if any debt securities are payable in foreign currencies, composite currencies or currency units, the applicable prospectus supplement will describe the special restrictions, elections and other specific terms and federal income tax considerations and certain other important information, with respect to such debt securities and such foreign currencies, composite currencies or currency units.

The principal, premium, interest or other payments on debt securities may be determined by reference to an index, formula or other method. Such an index, formula or other method may be based, without limitation, on the price of one or more commodities, derivatives or securities; a commodities, derivatives, securities exchange or other index; a foreign currency or currencies or one or more composite currencies or currency units; or any other variable or variables or any relationship between any variables or combination of variables. Holders of such debt securities may receive a principal payment or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable index, formula or other factor or changes in any applicable variable or variables. If we issue debt securities the payments on which are based on such an index, formula or other method, the applicable prospectus supplement will describe that index, formula or other method and other specific terms and certain special federal income tax and other considerations applicable to such debt securities.

One or more series of debt securities may be variable rate debt securities that may be exchangeable for fixed rate debt securities, or fixed rate debt securities exchangeable for variable rate debt securities. The applicable prospectus supplement will describe specific terms, federal income tax considerations and certain other important information relating to such debt securities.

We may issue debt securities of a particular series at different times. In addition, we may issue debt securities within a series with terms different from the terms of other debt securities of that series.

We may, in certain circumstances, without notice to or consent of the holders of the debt securities, issue additional debt securities having the same terms and conditions as the debt securities previously issued under this prospectus and any applicable prospectus supplement, so that such additional debt securities and the debt securities previously offered under this prospectus and any applicable prospectus supplement form a single series, and references in this prospectus and any applicable prospectus supplement to the debt securities shall include, unless the context otherwise requires, any further debt securities issued as described in this paragraph.

Subject to applicable law, we or any of our affiliates may at any time purchase or repurchase debt securities of any series in any manner and at any price. Debt securities of any series purchased by us or any of our affiliates may be held or surrendered by the purchaser of the debt securities for cancellation.

Registered Securities

As noted above, unless we tell you in a prospectus supplement that the specific debt securities described in that prospectus supplement are bearer debt securities, the debt securities will be “registered securities”. We and the trustee may treat the person in whose name a registered debt security is registered under any indenture as the owner of that debt security for all purposes, including for the purpose of receiving payments on that debt security. The indenture refers to each person in whose name a registered debt security is registered as the “holder” of that debt security.

Except as described below under “Global Debt Securities” or in the applicable prospectus supplement, a holder can exchange or transfer debt securities in registered form at the office of the trustee. Initially, the trustee will act as our agent for registering such debt securities in the names of holders and transferring such debt securities. We may appoint another entity at any time to perform this role or we may perform it ourselves. The entity performing the role of maintaining the list of registered holders and performing transfers is called the “registrar”.

Unless we tell you otherwise in the applicable prospectus supplement, a holder seeking to transfer or exchange a registered debt security will not be required to pay a service charge to us, the registrar or the trustee, but such holder may be required to pay any tax or other governmental charge associated with the transfer or exchange.

If you are not the holder of any debt securities in registered form, your rights relating to those debt securities will be governed in part by applicable laws and by the account rules and policies of the broker, bank or financial intermediary through which you invest in such debt securities and any other financial intermediary that holds interests directly or indirectly in such debt securities (including any depositary referred to below under “Global Debt Securities”). Neither Republic nor the trustee has any responsibility for the account rules, policies, actions or records of any broker, bank or other financial intermediary through which you hold (directly or indirectly) your beneficial interest in a debt security in registered form.

If you are not the holder of any debt securities in registered form, you should consult the broker, bank or other financial intermediary through which you invest in such debt securities for information on your rights in respect of such debt securities. In particular, you should ask how you will receive payments, and whether you will be able to provide instructions as to how such broker, bank or other financial intermediary should exercise the rights of a “holder” under the indenture.

Global Debt Securities

We may specify in the applicable prospectus supplement that the debt securities of a series will be issued in the form of fully registered global securities (“registered global securities”). Registered global securities will be registered in the name of a financial institution we select. This financial institution, which will be the sole direct holder of the registered global securities, is called the “depositary”. We will identify any depositary in the applicable prospectus supplement. Any person wishing to own a debt security represented by a registered global security must do so indirectly by virtue of an account with a broker, bank or other financial intermediary that in turn has an account with the depositary, or with another financial intermediary that itself has an account with the depositary. The debt securities represented by the registered global securities may not be transferred to the name of any other holder unless the special circumstances described below occur.

Special Investor Considerations for Registered Global Securities.  Our obligations with respect to registered global securities, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered holders of those debt securities. For example, once a payment on a registered global security is made to the depositary, as sole holder of that registered global security, neither we nor the trustee has any further responsibility for that payment even if it is not passed along to the correct owners of the beneficial interests in that registered global security.

As long as the debt securities are represented by registered global securities:

•	You cannot have debt securities registered in your name under the indenture.
•	You cannot receive physical certificates from us for your interest in the debt securities.
•	You must look to your own bank or broker or other financial intermediary for payments on the debt securities.
•	You will have no rights as a “holder” under the indenture. This means that, among other things, you will have no right to give any direction, approval or instruction directly to the trustee under the indenture.
•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.
•	The depositary’s policies will govern payments, transfers, exchanges and other matters relating to the registered global security. Republic and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the registered global security. Republic and the trustee also do not supervise the depositary in any way. In addition, Republic and the trustee have no responsibility for the actions or records of any broker, bank or other financial intermediary through which you hold (directly or indirectly) your beneficial interest in the registered global security.
•	Payment for purchases and sales in the market for corporate debentures and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a registered global security be purchased or sold within its system using same-day funds. This difference could have some effect on how registered global security interests trade, but we do not know what that effect will be.

You should consult the broker, bank or other financial intermediary through which you invest in debt securities represented by registered global securities for information on your rights in respect of such debt securities. In particular, you should ask how you will receive payments and whether you will be able to provide instructions as to how the depositary should exercise the rights of a “holder” under the indenture.

Special Situations When a Registered Global Security Will Be Terminated.  In the special situations described in the next paragraph, a registered global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, we believe that you likely will be able to choose whether to hold debt securities directly in your own name or indirectly through an account at a bank or broker or other financial intermediary. However, when a registered global security terminates, the depositary (and not Republic or the trustee) will be responsible for determining the names of the institutions that will be the initial direct holders of the debt securities. You must consult your own bank or broker or other financial intermediary at such time to find out how to have your interests in debt securities transferred to your own name, if you wish to become a direct holder.

The special situations for termination of a registered global security are:

•	When the depositary notifies us that it is unwilling, unable or no longer qualifies to continue as depositary (unless a replacement depositary is named).
•	When we determine not to have any of the debt securities of a series represented by a registered global security and notify the trustee of our decision.

In addition, a prospectus supplement may list situations for terminating a registered global security that would apply only to the particular series of debt securities covered by that prospectus supplement.

Bearer Global Securities.  The debt securities of a series may also be issued wholly or partially in the form of one or more bearer global securities (“bearer global securities”) that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. The applicable prospectus supplement will describe the specific terms and procedures, including the depositary arrangement, with respect to any portion of a series of debt securities to be represented by bearer global securities.

Payments

Unless we tell you otherwise in the applicable prospectus supplement, we will generally deposit interest, principal and any other money due on the debt securities, in the designated currency, with the trustee, and the trustee will act as our agent for making payments on the debt securities. We may change this appointment to another entity or perform this role ourselves. The entity performing the role of making payments is called the “paying agent”. We may, at our option, make any interest payments on debt securities in registered form by having the trustee mail checks or make wire transfers to the registered holders listed in the registrar’s records. If you are not the holder of any debt securities in registered form, you must make your own arrangements with the bank, broker or other financial intermediary through which you invest in such debt securities to receive payments.

Unless we tell you otherwise in the applicable prospectus supplement, interest, if any, will be payable to each holder listed in the registrar’s records at the close of business on a particular day in advance of each due date for interest, even if such holder no longer owns the debt security on the interest due date. That particular day is called the “record date” and will be stated in the prospectus supplement. Persons buying and selling debt securities between a record date and an interest payment date must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the registered holder on the record date.

Unless we tell you otherwise in the applicable prospectus supplement, interest payable on any debt security in registered form that is not punctually paid or duly provided for on any interest payment date will cease to be payable to the holder in whose name such debt security is registered on the relevant record date. Such defaulted interest will instead be payable to the person in whose name such debt security is registered on the special record date or other specified date determined in accordance with the indenture.

We will make payments on debt securities in bearer form in the currency and in the manner designated in the applicable prospectus supplement, subject to any relevant laws and regulations, at such paying agencies outside the United States as we may appoint from time to time. The paying agents outside the United States initially appointed by us for a series of debt securities will be named in the applicable prospectus supplement.

Unless we tell you otherwise in the applicable prospectus supplement, if any payment date is not a business day, payments scheduled to be made on such payment date may be made on the next succeeding business day without additional interest.

We may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if debt securities of a series are issuable as registered securities, we will be required to maintain at least one paying agent in each place of payment designated for such series and, if debt securities of a series are issuable as bearer securities, we will be required to maintain a paying agent in a place of payment outside the United States where debt securities of such series and any related coupons may be presented and surrendered for payment.

Unless we tell you otherwise in the applicable prospectus supplement, any moneys or governmental obligations (including the proceeds thereof) deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, or interest or other amounts on any debt security that remains unclaimed for two years after such principal, premium, if any, or interest or other amounts has become due and payable will, at our request, be repaid to us. After repayment to us, holders of such debt securities will be entitled to seek payment only from us as a general unsecured creditor.

Notices

Republic and the trustee will send notices regarding debt securities in registered form only to registered holders, using their addresses as listed in the registrar’s records. If you are not the holder of debt securities in registered form, you should consult the broker, bank or other financial intermediary through which you invest in such debt securities for information on how you will receive such notices. Holders of bearer debt securities will be notified by publication as described in the prospectus supplement relating to such debt securities.

Redemption

Unless we state otherwise in an applicable prospectus supplement, debt securities will not be subject to any sinking fund.

The redemption features, if any, of any series of debt securities will be described in the applicable prospectus supplement. We may redeem debt securities in denominations larger than $1,000 but, unless we state otherwise in an applicable prospectus supplement, only in integral multiples of $1,000.

Unless we state otherwise in an applicable prospectus supplement, we will mail notice of any redemption of debt securities at least 15 days but not more than 60 days before the redemption date to the holders. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debt securities or the portions called for redemption.

Events of Default, Notice and Certain Rights on Default

The term “event of default” means, with respect to debt securities of any series, any of the following:

•	We fail to pay interest on a debt security of such series within 30 days of its due date.
•	We fail to pay principal or any premium on a debt security of such series, or we fail to deposit any mandatory sinking fund payment, within 10 days of its due date.
•	We remain in breach of a covenant in the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or the holders of at least 25% of the principal amount of the debt securities of the affected series.
•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.
•	There occurs any other “event of default” described in the applicable supplemental indenture or board resolution providing for the issuance of such series of debt securities.

An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities.

The indenture requires the trustee to notify holders of the applicable series of debt securities of any uncured default within 90 days after such default occurs. The trustee may withhold notice, however, of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the holders’ best interests.

If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the affected series may declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities or debt securities payable in accordance with an index, formula or other method, such portion of the principal amount or other amount specified in the prospectus supplement) of all the debt securities of that series to be due and immediately payable. The holders of a majority in aggregate principal amount of the debt securities of the affected series may waive, on behalf of the holders of all debt securities of such series, any past default or event of default with respect to that series and its consequences, except a default or event of default in the payment of the principal of or premium, if any, or interest, if any, on any debt security and certain other defaults.

The holders of a majority in aggregate principal amount of the debt securities of the affected series (with the debt securities of each such series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for such series, or exercising any trust or power conferred on such trustee with respect to the debt securities of such series, as long as such direction does not conflict with any law or the indenture and subject to certain other limitations, including, if requested by the trustee, the provision of security or indemnity satisfaction to the trustee.

Before a holder can bypass the trustee and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to the debt securities, the following must occur:

•	such holder must give the trustee written notice that an event of default has occurred and remains uncured;
•	the holders of at least 25% in aggregate principal amount of all debt securities of the relevant series must request the trustee in writing to take action because of the event of default, and must offer security or indemnity to the trustee against the cost and other liabilities of taking that action;
•	the trustee must not have taken action for 60 days after receipt of the above notice, request and indemnity; and

•	the holders of a majority in aggregate principal amount of the debt securities of that series must not have given the trustee a direction inconsistent with the above request.

However, a direct holder is entitled to bring a lawsuit at any time for the payment of principal, premium, if any, and interest due on its debt securities after the due date.

If you are not the holder of debt securities in registered form, you should consult the broker, bank or financial intermediary through which you invest in such debt securities for information on your rights in respect of those debt securities following an event of default.

We will file annually with the trustee a certificate as to Republic’s compliance with all conditions and covenants of the indenture.

Modification of the Indenture

Except to the extent otherwise provided in the applicable prospectus supplement, there are three categories of changes we can make to the indenture and the debt securities, as follows:

Changes Requiring Approval of Each Affected Holder.  First, there are changes that cannot be made to the indenture and the debt securities of any series without the approval of each holder of such debt securities who would be affected by such change. The following is a summary of those changes:

•	to change the time for payment of principal of or interest on a debt security;
•	to reduce the amounts of principal of or interest on a debt security;
•	to reduce the amount of any premium payable upon the redemption of a debt security;
•	to reduce the amount payable upon acceleration of the maturity of an original issue discount debt security or a debt security payable in accordance with an index, formula or other method;
•	to change the currency of payment on a debt security;
•	to impair the right to sue for payment on a debt security;
•	to reduce the percentage of holders of debt securities of such series whose consent is needed to modify or amend the indenture or to waive compliance with certain provisions of the indenture or to waive certain defaults; or
•	to modify the provisions relating to waiver of certain defaults or modifications of the indenture and debt securities, other than to increase any percentage of holders required for such waivers and modifications, or to provide that other provisions of the indenture and debt securities may not be modified without consent of each affected holder.

Changes Not Requiring Approval.  The second category of changes to the indenture and the debt securities does not require any vote by holders of debt securities. The following is a summary of those changes:

•	to reflect that another corporation or entity has succeeded Republic and assumed its covenants and obligations under, as applicable, the indenture and any debt securities;
•	to add to Republic’s covenants, to surrender any right or power of Republic, or to comply with any SEC requirement in connection with the qualification of the indenture;
•	to add additional events of default with respect to any series;
•	to add or change any provisions to the extent necessary to facilitate the issuance of debt securities in bearer form or in global form;
•	to add, or to change or eliminate, any provision affecting debt securities not yet issued;
•	to secure the debt securities;

•	to establish the form or terms of debt securities;
•	to provide for the electronic delivery of supplemental indentures or debt securities of any series;
•	to evidence and provide for successor or additional trustees or to facilitate the appointment of a separate trustee or trustees for one or more series of debt securities;
•	if allowed without penalty under applicable laws and regulations, to permit payment in respect of debt securities in bearer form in the United States;
•	to correct or supplement any inconsistent provisions or to cure any ambiguity or correct any mistake in the indenture or any debt securities; or
•	to make any other provisions with respect to matters or questions arising under the indenture, as long as such action does not materially adversely affect holders of the debt securities.

Changes Requiring a Majority Vote.  The third category of changes to the indenture and the debt securities requires a vote in favor by holders of debt securities owning a majority of the principal amount of each particular series adversely affected. This category includes other changes to the indenture and debt securities not part of the first and second categories of changes to the indenture and debt securities described above.

If you are not the holder of debt securities in registered form, you should consult with the broker, bank or financial intermediary through which you invest in such debt securities for information on how approval will be granted or denied if we seek to change the indenture or request a waiver of any of its terms.

Satisfaction and Discharge

The indenture provides that when, among other things, all debt securities of a series not previously delivered to the trustee for cancellation:

•	have become due and payable,
•	will become due and payable at their stated maturity within one year, or
•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense,

and we have deposited or caused to be deposited with the trustee, money or certain governmental obligations or a combination thereof in an amount to be sufficient to pay and discharge the entire indebtedness on debt securities of such series not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption date, as the case may be, then the indenture will cease to be of further effect with respect to such series of debt securities, and we will be deemed to have satisfied and discharged the indenture with respect to such series of debt securities.

Defeasance

Unless we tell you otherwise in the applicable prospectus supplement, the following discussion of full defeasance and covenant defeasance will apply to each series of debt securities.

Full Defeasance.  Under certain circumstances, we can legally release ourselves from any payment or other obligations on the debt securities of any series (called “full defeasance”) if we put in place the following arrangements for the holders of those debt securities to be repaid:

•	we must irrevocably deposit in trust for the holders’ benefit a combination of money and certain governmental obligations specified in the indenture that will generate enough money to pay when due the principal of and any premium or interest on the debt securities of such series and to make any mandatory sinking fund payments on such debt securities; and

•	we must deliver to the trustee a legal opinion of our counsel confirming that there has been a change in federal tax law as in effect on the date of the indenture or an Internal Revenue Service ruling that lets us make the above deposit without causing holders to be taxed on the debt securities of such series any differently than if Republic did not make the deposit and simply repaid such debt securities itself.

If we ever did accomplish full defeasance, as described above, holders would have to rely solely on the trust deposit for repayment on the debt securities of the particular series defeased. Holders could not look to Republic for repayment if a shortfall occurred.

Republic may exercise its full defeasance option even if it has previously exercised its covenant defeasance option. If Republic exercises its full defeasance option, payment of the particular series of debt securities defeased may not be accelerated because of a default or an event of default.

Covenant Defeasance.  Under certain circumstances, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities of any series. This is called “covenant defeasance”. In that event, holders of those debt securities would lose the protection of those restrictive covenants but would gain the protection of having money and certain governmental obligations set aside in trust to repay such debt securities. To achieve covenant defeasance, we must do the following:

•	we must irrevocably deposit in trust for the holders’ benefit a combination of money and certain governmental obligations specified in the indenture that will generate enough money to pay when due the principal of and any premium or interest on the debt securities of such series and to make any mandatory sinking fund payments on such debt securities; and
•	we must deliver to the trustee a legal opinion of our counsel confirming that, under federal tax law as in effect at the time of such deposit, Republic may make such deposit without causing holders to be taxed on the debt securities of such series any differently than if Republic did not make the deposit and simply repaid such debt securities itself.

If Republic exercises its covenant defeasance option with respect to the debt securities of a series, certain restrictive covenants of the indenture and certain events of default would no longer apply to such series. If one of the remaining events of default occurred, however, and payment of the debt securities of such series was accelerated, there could be a shortfall between the amount in the trust deposit at that time and the amount then due on such series. Holders could still look to Republic for payment of such debt securities if there were such a shortfall. Depending on the event causing the default (such as Republic’s bankruptcy), however, holders may not be able to obtain payment of the shortfall from Republic.

Conversion or Exchange

We may issue debt securities that we may convert or exchange into common stock, other securities, cash or property. If so, we will describe the specific terms on which the debt securities may be converted or exchanged in the applicable prospectus supplement. The conversion or exchange may be mandatory, at your option, or at our option. The applicable prospectus supplement will describe the manner in which the shares of common stock, other securities, cash or property you would receive would be issued.

The Trustee

The Trustee may from time to time provide banking or other services to us and our affiliates.

DESCRIPTION OF CAPITAL STOCK

General

We may elect to offer common stock or preferred stock. Republic’s certificate of incorporation, as amended (the “Certificate of Incorporation”) authorizes us to issue 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001, per share. On October 15, 2010, approximately 34.3 million shares of our common stock were outstanding. Our common stock currently is quoted on the NASDAQ Global Market under the trading symbol “RJET”. No shares of our preferred stock are outstanding as of the date hereof.

The description of our capital stock in this prospectus is a summary. When we offer to sell capital stock, we will summarize in a prospectus supplement the particular terms of such capital stock that we believe will be the most important to your decision to invest in such capital stock. As the terms of such capital stock may differ from the summary in this prospectus, the summary in this prospectus is subject to and qualified by reference to the summary in such prospectus supplement, and you should rely on the summary in such prospectus supplement instead of the summary in this prospectus if the summary in such prospectus supplement is different from the summary in this prospectus. You should keep in mind, however, that it is the Certificate of Incorporation and our bylaws, as amended (the “Bylaws”), and statutory and common law, including the Delaware General Corporation Law (the “DGCL”), and not the summaries in this prospectus or such prospectus supplement, which define your rights as a holder of such capital stock. There may be other provisions in the Certificate of Incorporation and Bylaws that are also important to you. You should carefully read these documents for a full description of the terms of such capital stock. Our Certificate of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement that includes this prospectus. See “Where You Can Find More Information” for information on how to obtain copies of our Certificate of Incorporation and Bylaws.

Common Stock

Voting

The holders of common stock are entitled to one vote per share. Voting rights of non-U.S. citizens are limited as described under “— Limitation on Voting by Foreign Owners.” Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election.

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Limitation on Voting by Foreign Owners

Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. Applicable restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of our directors or other managing officers be U.S. citizens. However, up to 49% of the total equity of our company may be owned directly or indirectly by persons who are not citizens of the United States. Our certificate of incorporation also gives us the right to redeem our capital stock to enable us to comply with applicable restrictions. For purposes of the certificate of incorporation, “U.S. citizen” means:

•	an individual who is a citizen of the United States;
•	a partnership each of whose partners is an individual who is a citizen of the United States; or
•	a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier’s total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

Other

No stockholder has preemptive or other rights to subscribe for additional shares of our common stock.

Registration Rights

The holder of our convertible note issued in connection with our acquisition of Midwest is entitled to registration rights under the terms of a registration rights agreement.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	delaying or preventing a change of control of our company.

Limitation On Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and
•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

Anti-Takeover Provisions

A number of provisions under Delaware law and in our certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;
•	discourage certain types of transactions which may involve an actual or threatened change in control of our company;
•	discourage certain tactics that may be used in proxy fights; and
•	encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Special Meetings of Stockholders

Our bylaws provide that special meetings of the stockholders may be called only by the chairman of our board of directors, our president, a majority of our whole board of directors or by the holders of at least 30% of our common stock.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder’s intent to nominate a director or propose business to be considered by the stockholders must be delivered to our principal executive offices as follows:

•	Stockholders desiring to submit proposals to be included in the Proxy Statement for the 2011 Annual Meeting will be required to submit them to the Company in writing on or before January 2, 2011. Any stockholder proposal must also be proper in form and substance, as determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder.
•	A stockholder proposal not included in our Proxy Statement for the 2011 Annual Meeting of Stockholders will be ineligible for presentation at the 2011 Annual Meeting, unless the stockholder gives timely notice of the proposal in writing to our Secretary no earlier than February 15, 2011 and no later than March 17, 2011.

Authorized but Unissued Shares of Common Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Quotation on the Nasdaq Stock Market’s National Market

Our common stock began trading on The Nasdaq National Market (now the NASDAQ Global Market) on May 27, 2004 and is traded under the symbol “RJET.” Prior to that date, there was no public market for our common stock.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of common stock and debt securities, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. We may issue units under a unit agreement to be entered into between us and a unit agent. We will name any unit agent in the applicable prospectus supplement. Any unit agent will act solely as our agent in connection with the units of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of units. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

The following is a description of the general terms and provisions of any units we may issue and may not contain all the information that is important to you. You can access complete information by referring to the applicable prospectus supplement. In the applicable prospectus supplement, we will describe the terms of the units and any applicable unit agreement, including, where applicable, the following:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and
•	any material provisions of the governing unit agreement that differ from those described above.

PLAN OF DISTRIBUTION

We may sell securities from time to time in one or more transactions separately or as units with other securities. We may sell the securities of or within any series to or through agents, underwriters, dealers, remarketing firms or other third parties or directly to one or more purchasers or through a combination of any of these methods. We may issue securities as a dividend or distribution. In some cases, we or dealers acting with us or on our behalf may also purchase securities and reoffer them to the public. We may also offer and sell, or agree to deliver, securities pursuant to, or in connection with, any option agreement or other contractual arrangement.

Each time we offer and sell securities covered by this prospectus, we will provide a prospectus supplement or supplements that will describe the method of distribution and set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;
•	the public offering price of the securities and the proceeds to us;
•	any over-allotment options under which underwriters may purchase additional securities from us;
•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation;
•	terms and conditions of the offering;
•	any discounts, commissions or concessions allowed or reallowed or paid to dealers; and
•	any securities exchange or market on which the securities may be listed.

Agents

We may use agents to sell securities. We will name any agent involved in offering or selling securities, and disclose any commissions that we will pay to the agent, in the applicable prospectus supplement. Unless we tell you otherwise in the applicable prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment. Our agents may be deemed to be underwriters under the Securities Act of any of the securities that they offer or sell.

Underwriters

We may sell securities to underwriters. If we use underwriters, the underwriters will acquire the securities for their own account, including without limitation through underwriting, purchase, security lending, repurchase or other agreements with us. Unless we tell you otherwise in the applicable prospectus supplement, the underwriters may resell those securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase any series of securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Dealers

We may use a dealer to sell the securities. If we use a dealer, we, as principal, will sell the securities to the dealer who will then sell the securities to the public at varying prices that the dealer will determine at the time it sells our securities.

Direct Sales

We may solicit directly offers to purchase the securities, and we may sell securities directly to purchasers without the involvement of agents, underwriters or dealers. We will describe the terms of our direct sale in the applicable prospectus supplement.

Other Means of Distribution

Securities may also be offered and sold, if we so indicate in the applicable prospectus supplement, by one or more firms (“remarketing firms”) acting as principals for their own accounts or as our agents in connection with a remarketing of such securities following their purchase or redemption or otherwise. Remarketing firms may be deemed to be underwriters under the Securities Act in connection with the securities they remarket.

We may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4).

We may authorize our agents, dealers and underwriters to solicit offers by certain institutions to purchase the securities at the public offering price under delayed delivery contracts. If we use delayed delivery contracts, we will disclose that we are using them in the applicable prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

With or without the involvement of agents, underwriters, dealers, remarketing firms or other third parties, we may utilize the Internet or other electronic bidding or ordering systems for the pricing and allocation of securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us. The use of such a system may affect the price or other terms at which such securities are sold. The final offering price at which securities would be sold, and the allocation of securities among bidders, would be based in whole or in part on the results of the bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of securities. We will describe in the applicable prospectus supplement how any auction or bidding process will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the process and, where applicable, the nature of the obligations of any agent, underwriter, dealer or remarketing firm with respect to the auction or ordering system.

Derivative Transactions and Hedging

We may enter into derivative or other hedging transactions involving the securities with third parties, or sell securities not covered by the prospectus to third parties in privately-negotiated transactions. If we so indicate in the applicable prospectus supplement, in connection with those derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions, or may lend securities in order to facilitate short sale transactions by others. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivative or hedging transactions to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus is a part).

We may effect sales of securities in connection with forward sale, option or other types of agreements with third parties. Any distribution of securities pursuant to any forward sale agreement may be effected from time to time in one or more transactions that may take place through a stock exchange, including block trades or ordinary broker’s transactions, or through broker-dealers acting either as principal or agent, or through privately-negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated or fixed prices.

We may loan or pledge securities to third parties that in turn may sell the securities using this prospectus and the applicable prospectus supplement or, if we default in the case of a pledge, may offer and sell the securities from time to time using this prospectus and the applicable prospectus supplement. Such third parties may transfer their short positions to investors in our securities or in connection with a concurrent offering of other securities offered by this prospectus and the applicable prospectus supplement or otherwise.

General Information

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional securities in an offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing securities in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market, as compared to the price at which they may purchase securities through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the securities that could adversely affect investors who purchase securities in an offering. Stabilizing transactions permit bids to purchase the underlying security for the purpose of fixing the price of the security so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions.

Similar to other purchase transactions, an underwriter’s purchase to cover syndicate short sales or to stabilize the market price of the securities may have the effect of raising or maintaining the market price of the securities or preventing or mitigating a decline in the market price of the securities. As a result, the price of the securities may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages resales of the securities.

Unless the applicable prospectus supplement states otherwise, each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the NASDAQ Global Select Market as of the date of this prospectus. We may elect to list any other series of securities on any exchange or market, but we are not obligated to do so. Any underwriters to whom the securities are sold for a public offering may make a market in those securities. However, those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of, or the trading market for, any of the securities.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, agency fees, or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement; however, we anticipate that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with FINRA Rule 2720.

Any underwriters, agents, dealers or remarketing firms will be identified and their compensation described in a prospectus supplement.

We may have agreements with any underwriters, dealers, agents and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments they may be required to make.

Any underwriters, dealers, agents, remarketing firms and third parties may be customers of, engage in transactions with, or perform services for, Republic or our affiliates in the ordinary course of their business.

VALIDITY OF THE SECURITIES

Fulbright & Jaworski L.L.P., New York, New York, will pass upon the validity of the securities offered hereby for us. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the prospectus supplement.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this Prospectus, and the effectiveness of Republic Airways Holdings Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expressed an unqualified opinion and included an explanatory paragraph referring to Note 1 to the consolidated financial statements that substantially all fixed-fee service revenues are derived from code-share agreements with US Airways, Inc., Delta Air Lines, Inc., AMR Corp., the parent of American Airlines, Inc., United Air Line, Inc., and Continental Airlines, Inc.), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of Midwest Air Group, Inc. and subsidiaries as of December 31, 2008 (Successor) and 2007 (Predecessor), and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the eleven-month period ended December 31, 2008 (Successor), the one-month period ended January 31, 2008 (Predecessor), and the years ended December 31, 2007 and 2006 (Predecessor), incorporated by reference in this Prospectus by reference from the Company’s Current Report on Form 8-K filed on October 16, 2009 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Midwest’s change in its method of accounting for defined benefit and other postretirement plans, effective December 31, 2006 to conform to Statement of Financial Accounting Standards No. 158), which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Frontier Airlines Holdings, Inc. and subsidiaries (Frontier) (a wholly owned subsidiary of Republic Airways Holdings Inc.) as of March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the May 26, 2009 report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, which report appears in the Form 8-K/A of Republic Airways Holdings Inc. dated October 1, 2009, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that the consolidated financial statements have been prepared assuming that Frontier will continue as a going concern. As discussed in Note 1 to the aforementioned consolidated financial statements, Frontier filed petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Code), and this raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan concerning this matter is also discussed in Note 1 to the aforementioned consolidated financial statements. The aforementioned consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty. The audit report also refers to Frontier’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective April 1, 2007 and the adoption of FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1).

Prospectus Supplement

Prospectus

12,000,000 Shares

Republic Airways Holdings Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Deutsche Bank Securities